U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 ENERGYTEC, INC.
                 (Name of Small Business Issuer in its Charter)


                 Nevada                                75-2835634
    (State or Other Jurisdiction of                   (IRS Employer
     Incorporation or Organization)                Identification No.)

               14785 Preston Road, Suite 550, Dallas, Texas 75254
              (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (972) 789-5136


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par Value $0.001

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                                TABLE OF CONTENTS
ITEM NUMBER AND CAPTION                                            Page

Part I
1.    Description of Business                                          3

2.    Management's Discussion and Analysis or Plan of Operations      12

3.    Description of Properties                                       14

4.    Security   Ownership  of  Certain   Beneficial  Owners  and     15
      Management

5.    Directors,   Executive  Officers,   Promoters  and  Control     16
      Persons

6.    Executive Compensation                                          17

7.    Certain Relationships and Related Transactions                  18

8.    Description of Securities                                       19

Part II
1.    Market Price of and Dividends on the Registrant's               23
      Common Equity and Related Stockholder Matters

2.    Legal Proceedings                                               23

3.    Changes in and Disagreements with Accountants                   23

4.    Recent Sales of Unregistered Securities                         24

5.    Indemnification of Directors and Officers                       33

Part F/S    Financial Statements                                      35

Part III
1.    Index to Exhibits                                               35

2.    Description of Exhibits                                         35


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                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS
General

     Energytec, Inc. was formed under the laws of the state of Nevada in July 1999, for the purpose of acquiring oil and gas properties that management believed then, and continues to believe now, may have potential for improving oil production rates and resulting income by utilizing both conventional and non-conventional improvement and enhancement techniques. We were originally formed under the name Energytec.com, Inc., and changed our name to Energytec, Inc., in February 2002.

     Moreover, Energytec is actively engaged in the development of oil and gas production through the acquisition of new oil and gas properties, working interests and leases. At June 30, 2002, Energytec had varying ownership interests in 91 gross producing wells and 96 gross non-producing wells. Most of the gross non-producing wells are expected to be back on production within the next two years.

     Energytec intends to pursue, over the next two years, the restoration and resumption of production from its existing wells, drilling of new wells, and the acquisition of additional properties that fit management's goals of increasing oil and gas production from existing wells. Energytec believes it can acquire properties from others at attractive prices and on reasonable terms and conditions and, thereafter, enhance the oil and gas production of those properties through the application of known workover and rework techniques.

     Energytec has limited financial resources to pursue its objectives. It intends to seek capital through debt or equity financing and by selling interests in certain properties to third parties interested in developing Energytec's properties and their oil and gas reserves. However, there is no assurance that any of the aforementioned financing options will be available at all or at a reasonable cost.

Acquisitions

     Energytec acquired its oil and gas assets through a series of acquisitions commencing in 1999. The following is a description of the acquisitions over the past three years.

     In early 1999, Comanche Energy, Inc., a Utah corporation, began negotiating for the acquisition of substantial oil and gas properties from several companies. In the course of the negotiations the sellers, who would assume control of Comanche, identified certain assets of Comanche they wanted to dispose of because they were inconsistent with the future operations of Comanche after the acquisition. Consequently, Energytec was formed as a Nevada corporation on July 15, 1999, for the purpose of acquiring those unwanted assets of Comanche. Effective August 31, 1999, Energytec issued 23,966,919 shares of common stock to Comanche and assumed liabilities of $28,287 in consideration for the following assets:

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o    All of the capital  stock in Comanche  Well  Service  Corporation,  a Texas corporation;

o 100% percent working interest in 50 oil wells near Luling in Caldwell County, Texas; and

o 50% working interest in 16,032 acres of US Bureau of Land Management oil and gas leases in Big Horn County, Wyoming.

     Following the acquisition, Comanche distributed Energytec's common stock to Comanche shareholders. As a result of the foregoing transactions, there were 23,966,919 shares of Energytec's restricted common stock held by approximately 440 Comanche stockholders. The transaction was accounted for as a purchase. The assets acquired were valued at $1,051,247, which was their historical book value on the financial records of Comanche. After deducting assumed liabilities of $28,287, the net value of the assets acquired was $1,022,960.

     From  November  1999  through  March  2000,   Energytec   issued  2,300,000
restricted common shares to acquire properties valued at $230,000 as follows:

o 100% of the working interest in 400 acres of oil and gas leases in Chase County, Kansas;

o 100% of the working interest in the J. Belcher and Garbade oil and gas leases located in Titus County, Texas;

o 100% of the working interest in the Timmons oil and gas lease located in Titus County, Texas;

o 100% of the working interest in the A.C. Hoffman, Jr. oil and gas lease located in Titus County, Texas;

o 100% of the working interest in the Blackburn oil and gas lease located in Titus County, Texas; and

o 100% of the working interest in the McElroy oil and gas lease located in Titus County, Texas.

     In September 2000, Energytec issued 550,000 restricted common shares to acquire properties valued at $55,000 as follows:

o 33.33% of the working interest in the Houston 1-5-8A, Houston 10-11A and Houston 15A, and a 14% working interest in the Houston 14A oil and gas leases located in McMullen County, Texas; and

o 33.33% of the working interest in the Williams 2, 3, 4, 5A, and 12% working interest in the Williams 6A oil and gas leases located in Atascosa County, Texas.

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     In September 2000,  Energytec  issued 625,000  restricted  common shares to acquire 100% of the working interest in the C.W. Belcher oil and gas leases located in Titus County, Texas, valued at $62,500.

     In December 2001, Energytec issued 427,000 restricted common shares to acquire 100% of the working interest in the Anschutz-Parr oil and gas leases located in Titus County, Texas, valued at $42,700.

     In March 2002, Energytec purchased 100% of the working interest in the Hoffman-Bankhead oil and gas leases located in Titus County, Texas, for a cash payment of $70,000 and a production payment of $1,000,000 payable out of 7.5% of the gross revenue from the properties, plus 180,000 shares of restricted Energytec common stock. The production payment is contingent upon production and remains in effect until paid in full. Regardless of production levels, Energytec retains title to the properties.

     In April 2002, Energytec purchased 100% of the working interest in both proved and unproved oil and gas leases valued at $259,378 and $340,000 respectively, located in Milam County, Texas, consisting of approximately 723 acres and equipment valued at $243,000, in exchange for $50,000, a $39,000 note payable (with payments of $25,000 due September 1, 2002 and $14,000 on September 15, 2002) and 1,492,500 restricted common shares of Energytec.

Our Oil and Gas Properties

     The following is a more detailed description of Energytec's properties and production and reserve information.

     Luling Property. Energytec owns a 100% working interest (80% net revenue interest) in 40 oil wells in Caldwell County, Texas near the town of Luling, which is about 45 miles south of Austin. These wells produce from the Austin Chalk Formation, at a depth of about 2,500 feet, less than one barrel of oil per day per well. In their present status, these wells do not produce a profit.
Energytec acquired these wells because management believes they have large amounts of oil that is not recoverable with conventional production methods. Energytec has been experimenting with several novel recovery methods, none of which to date has been successful.

     Hutt Field Property. In September 2000, Energytec acquired various interests in 12 oil wells and two water injection wells in Atascosa and McMullen Counties, 17 miles south of the town of Jourdanton and about 65 miles southwest of San Antonio. These wells produce from the Wilcox Formation at a depth of about 5,400 feet. An active water drive that forces oil to migrate and reservoirs where the oil accumulates are characteristics of this type of formation. Energytec's well service unit and crew have been working on these properties since October of 2000.

     East Texas Property

     Trix-Liz Field. Energytec owns various interests in 77 oil wells in Titus County, Texas, near the town of Talco, about 135 miles northeast of Dallas.

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These wells  produce from four  Woodbine  Sands at depths  ranging from 3,200 to
3,900 feet. The Woodbine Sands are characterized by active water drives and reservoirs. Energytec acquired these wells during the years of 2000, 2001 and 2002. These are older wells that were shut down, and most of the well equipment removed, when the price of oil declined to less than $8.00 per barrel in the mid 1990s. Since October of 2000, Energytec has placed several wells back on production. Energytec has one of its well servicing units working on these properties in order to place the additional wells back on production.

     Talco Field. Energytec owns various interests in 14 oil wells in the Talco Field of Titus County, Texas. These wells produce from the Paluxy Sand at a depth of about 4,300 feet. The Paluxy Sand is characterized by active water drives and reservoirs. These are older wells that were shut down, and most of the well equipment removed, when the price of oil declined to less than $8.00 per barrel. Energytec entered into new oil and gas leases and is placing these wells back on production. Since work commenced in May of 2000, five wells have been placed on production.

     Wyoming Property. Energytec owns a 100% interest in approximately 16,032 acres of oil leases in Big Horn County, Wyoming. These are U.S. Bureau of Land Management 10-year leases acquired in August 1998. The Big Horn Field is a large and well-defined oil accumulation with 37 drilled wells. The oil is low gravity (about 14(degree) API) with a viscosity of about 400 centipoises, which is too viscous to commercially produce without heat. Engineering studies have indicated that a thermal recovery project with either steam injection or in-situ combustion may produce economic rates. Accordingly, Energytec intends to seek financing to commence a pilot project to determine the feasibility of developing economic producing rates with a horizontal well and cyclic stream injection. There is no assurance that funding will be procured or that the project will commence.

     Kansas Property. Energytec abandoned the properties in Kansas in order to focus on the properties in Texas and Wyoming.

     Oil Production. The following table sets forth the oil and gas produced from Energytec's net interest in producing properties for the twelve-month period that ended December 31, 2001 and the six-month period ended June 30, 2002. Energytec had no gas sales in the twelve-month period that ended December 31, 2001, nor the six-month period ended June 30, 2002.

                                 Twelve Months Ended    Six Months Ended
                                 December 31, 2001      June 30, 2002
                                 -------------------    ----------------
Oil Sales, Barrels                    12,624                 6,542

Gas Sales, MCF                           -0-                   -0-

Average Sales Price ($/Bbl)           $17.66                $20.38

Producing Costs ($/Bbl)                $8.34                 $5.92

     Energytec's oil is sold on the spot market. A previous owner of the Hutt Field Property entered into an agreement with Energytec's current oil purchaser,

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hereby the purchaser has the right to purchase oil produced from the Hutt Field
Property at prevailing market prices. Energytec is contractually bound by this agreement, which expires in 2006.

     Two  customers   accounted  for  all  of  Energytec's  oil  sales  for  the twelve-month period that ended December 31, 2001, and three customers accounted for all of Energytec's oil sales for the six-month period ended June 30, 2002.

     Producing Wells. The following table shows Energytec's ownership in producing and non-producing wells at June 30, 2002, all of which are located in Texas.

                               Producing              Non-Producing
                         -----------------------  -----------------------
Location                 Gross (1)    Net (2)     Gross (1)    Net (2)

Luling Property              18         18            22         22

East Texas                   53        28.12          48         30

South Texas                  8          1.6           5          1.1

Milam County, Texas          12         12            21         21
                             --        -----          --        ----
      Total                  91        59.72          96        74.1

     (1) Gross wells are the total number of wells in which Energytec owns a working interest.

     (2) Net wells are computed by multiplying the number of gross wells by Energytec's working interest in the gross wells.

     Reserves. The following table shows Energytec's proved reserves at December 31, 2001. "Proved reserves" are estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. "Proved developed reserves" are those reserves which are expected to be recovered through existing wells with existing equipment and operating methods. "Proved undeveloped reserves" are those reserves which are expected to be recovered from new wells on un-drilled acreage or from existing wells where a relatively major expenditure is required for re-completion.

            Description                 Barrels of Oil
            -----------                 --------------
Proved Oil Reserves, Barrels, Net  (1)     1,116,206

     (1) Net reserves are defined as barrels expected to be produced in the future, after deducting royalty and partner interests.

     Acreage. The following table shows the gross and net developed and undeveloped acreage owned by Energytec at June 30, 2002. Net acres are gross acres adjusted by the percentage of Issuer's working interest.

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                       Developed Acres        Undeveloped Acres
                    ----------------------   --------------------
Location                Gross       Net         Gross      Net
--------                -----       ---         -----      ---
Luling Property           151       151          183       183

East Texas               289        151          414       312

South Texas             1,053       259         1,715      573

Wyoming                  -0-        -0-         16,032    16,032

Milam County, Texas      191        191          532       532
                         ---        ---          ---       ---
      Total             1,684       752         18,876    17,632

     Title to Properties. As is customary in the oil and gas industry, Energytec makes only a cursory review of titles to undeveloped oil and gas leases at the time they are acquired. These cursory title reviews, while consistent with industry practices, are necessarily incomplete. Energytec believes it is not economically feasible to review in depth every individual property acquired. In the case of producing property acquisitions, inspections may not always be performed on every well, and environmental problems such as ground water contamination are not necessarily observable even when an inspection is undertaken. Energytec believes it has good title to its oil and gas properties, some of which may be burdened by immaterial encumbrances, easements and restrictions. The oil and gas properties are also typically subject to royalty and similar non-cost bearing interests customary to the industry. These encumbrances or burdens are not believed to materially affect ownership or the use of the properties.

Comanche Well Service Corporation

     Comanche Well Service Corporation, a Texas corporation, is a wholly owned subsidiary of Energytec. Comanche Well Service owns a small drilling rig, four well service units, rig-up trucks, water trucks, winch trucks, electrical trucks, pick-up trucks and various other items of equipment. Most of the equipment is stationed in East Texas and South Texas, where it is used to service Energytec's wells. Energytec has not participated in the drilling of wells since its inception. Comanche Well Service has 20 employees. Management believes the cost of maintaining and using this equipment on its properties is at least comparable to using the equipment and services of third party vendors and contractors.

Competition

     In seeking suitable opportunities, we compete with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources and, in some cases, with financial resources, personnel and facilities substantially greater than ours. There can be no assurance we can compete effectively with these larger entities. The oil and gas

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industry  is  highly  competitive  in  all  phases.  We  will  encounter  strong competition from other independent oil companies in all areas of our business including marketing, production and obtaining external financing. Most of our competitors have financial resources, personnel, and facilities substantially greater than ours. However, unless there is a substantial drop in the market for oil and natural gas, we can sell our products at daily spot prices.

Regulation

     The production and sale of gas and oil are subject to a variety of federal, state and local government regulations, including regulations concerning the prevention of waste, the discharge of materials into the environment, the conservation of natural gas and oil, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters, including taxes. Many jurisdictions have at various times imposed limitations on the production of gas and oil by restricting the rate of flow for gas and oil wells below their actual capacity to produce. In addition, many states have raised state taxes on energy sources and additional increases may occur, although increases in state energy taxes would have no predictable effect on natural gas and oil prices. We believe we are in substantial compliance with applicable environmental and other government laws and regulations. However, there can be no assurance that significant costs for compliance will not be incurred in the future.

     All aspects of the oil and gas industry are extensively regulated by federal, state and local governments. Regulations govern such things as drilling permits, production rates, environmental protection and pollution control, royalty rates, and taxation rates. These regulations may substantially increase the cost of doing business and sometimes prevent or delay the start or continuation of any given exploration or development project. Regulations are subject to future changes by legislative and administrative action and by judicial decisions, which may adversely affect the petroleum industry.

     At present, our compliance efforts consist of filing monthly production, inventory and sales reports with the state of Texas. We are also required to file notices when there are any changes in the wells, such as relocating tanks and pipes, cleanouts and other activity. We estimate that we currently spend approximately $15,000 per year to comply with regulatory requirements.

     We believe our operations comply with all applicable legislation and regulations in all material respects and that the existence of such regulations has had no more restrictive effect on our method of operations than other similar companies in the industry. Although we do not believe our business operations presently impair environmental quality, compliance with federal, state and local regulations that have been enacted or adopted regulating the discharge of materials into the environment could have an adverse effect upon our capital expenditures, earnings and competitive position.

Employees

     Energytec presently has one full-time officer and one full time office staff. In addition, we employ 20 additional full time production employees, through our subsidiary Comanche Well Service Corporation, to maintain and rework


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our  wells.  None of our  employees  is a member of a labor  organization  or is covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Factors to Consider Regarding Energytec and Its Business

     Volatility of oil and gas prices makes future results of operations difficult to predict. The demand for oil and gas is dependent upon a number of factors, including the availability of other domestic production, crude oil imports, the proximity and size of oil and gas pipelines in general, other transportation facilities, the marketing of competitive fuels, and general fluctuations in the supply and demand for oil and gas. Energytec cannot predict the future price of oil and gas, and a significant decline in prices would have a negative impact on our results of operations. Furthermore, during periods of low oil and gas prices it may not be economical for us to develop our oil and gas properties for production, which we means we would delay for an undetermined period of time recovery of oil and gas on our leases.

     We do not have sufficient capital to develop our properties, so our future growth will depend on our ability to locate financing or arrangements with third parties for developing our properties. We have limited capital to develop our properties, so we must seek additional financing for this purpose or limit our operations to those that can be funded internally. We will pursue debt or equity financing for this purpose, or attempt to raise development money by selling a portion of our interest in certain properties to persons experienced in the oil and gas business. We have not identified any meaningful sources of financing at the present time, and if we are unable to locate any such sources, developing our lease acreage will take much longer and our results of operations will be adversely affected.

     The oil and gas industry is highly competitive in all aspects, which will affect our future development. Energytec will be competing with major oil and gas companies, numerous independent oil and gas producers, individual proprietors, and investment programs for oil and gas properties suitable for development and the financial and other resources required to pursue development. Many of these competitors possess financial and personnel resources substantially in excess of those available to us and may, therefore, be able to pay greater amounts for desirable leases and define, evaluate, bid for and purchase a greater number of potential producing prospects than our resources permit. These factors may adversely affect our future growth.

     Environmental matters and governmental regulations may have a substantial impact on our operations. Energytec's operations are subject to numerous federal, state and local laws and regulations controlling the discharge of material into the environment or otherwise relating to the protection of the environment. Such matters have not had a material effect on our operations to date, but we cannot predict whether such matters will have any material effect on our capital expenditures, earnings or competitive position in the future.

     The production and sale of crude oil and natural gas are currently subject to extensive regulations of both federal and state authorities. At the federal level, there are price regulations, windfall profit taxes, and income tax laws. At the state level, there are severance taxes, ad valorem taxes, proration of


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

production, spacing of wells, prevention and clean up of pollution, and permits to drill and produce oil and gas. Although compliance with these laws and regulations has not had a material effect on our operations, we cannot predict whether future operations will be adversely affected thereby.

     Operational hazards could subject us to substantial liability. Energytec's operations are subject to the usual hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of gas, oil or well fluids, fires, pollutions, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

     We maintain various types of insurance to cover our operations. However, insurance does not cover every potential risk associated with the drilling and production of oil and gas. In addition, coverage is not obtainable for certain types of environmental hazards. The occurrence of significant adverse events, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we considers reasonable.

     The Penny Stock Rules may impede the development of a public market in our common stock. Public transactions in our stock are covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

o     is not listed on a national securities exchange or Nasdaq,

o     is listed in "pink sheets" or on the NASD OTC Bulletin Board,

o     has a price per share of less than $5.00 and

o     is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

o     determination of the purchaser's investment suitability,

o     delivery of certain information and disclosures to the purchaser, and

o receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. The foregoing rules may materially limit or restrict their ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

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

Future Information and Reports

     As a result of filing this registration statement we are required to file with the Securities and Exchange Commission annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports of certain events on Form 8-K, and proxy and information statements disseminated to stockholders in connection with meeting of stockholders and other stockholder actions. Copies of these and any other materials we file with the Commission may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of our filings may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the Commission are also available through the SEC's Web site at http://www.sec.gov.

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

Results of Operations

     For the Six Month Periods Ended June 30, 2002 and 2001

     For the six months ended June 30, 2002, we had oil and gas revenues of $101,275 as compared to $147,329 for the same period in 2001. Oil and gas revenues declined as a result of our selling interests in various oil properties. Well service revenue, however, increased from $300,652 in 2001 to $388,990 for the six months ended June 30, 2002. Fees from supervision and consulting also increased from $43,500 in 2001 to $117,790 in 2002 for the respective first six months period. In the aggregate, total revenues increased to $608,420 for the first six months of 2002 compared to $491,946 for the first six months of 2001.

     Expenses increased from $373,578 to $408,134 in 2002. Lease operating expenses and production taxes at June 30, 2002, were $43,137 ($38,722 and $4,415, respectively) compared to $71,396 for June 30, 2001 ($64,890 and $6506 respectively). Well service expenses increased from $166,231 in the first six months of 2001 to $239,503 for the first six months in 2002. General and administrative expenses declined to $74,562 for the six months ended June 30, 2002 from $82,840 in 2001. For the 2002 six-month period, depreciation, depletion and amortization declined to $36,000 from the 2001 amount of $39,491. Interest expense increased slightly to $14,632 from $13,620 in the first six months of 2001.

     The net income before income taxes rose to $200,286 in 2002 from $118,368 in 2001. After providing for income taxes in the amount of $25,000 (versus $7,650 in 2001), we had net income after taxes of $175,286 at June 30, 2002, compared to $110,688 for June 30, 2001.

     For the Years Ended December 31, 2001 and 2000

     Oil and gas revenue was $222,989 for the year ended December 31, 2001, compared to $124,759 for the year ended December 31, 2000, which represents an increase of 78.7%. This increase in oil and gas revenue is attributable to improved production from wells that were purchased in 2000 and reworking these wells in 2001, resulting in increased oil producing rates and revenues. Our other major component of revenue is well service revenue, which represents the amount paid to Comanche Well Service for the service work it provided and performed on wells owned by Energytec and its partners. Well service revenue increased from $241,400 in 2000 to $551,365 for the year ended December 31, 2001, which is an increase of 128%. This increase is similarly attributable to an increase in activity on wells we held an interest in during 2000 as well as the acquisition of additional producing wells in 2001.

     Frank W Cole Engineering, a sole proprietorship owned by our president and a director, Frank W Cole, performs many of the administrative functions associated with the operation of our wells. Frank W Cole Engineering pays the direct operating expenses for the wells and tenders invoices to Energytec for payment of these expenses. It also collects a portion of the oil and gas and well service revenue for Energytec and remits the difference to Energytec after deducting production taxes and lease operating costs. In 2001, Frank W Cole Engineering collected $222,989 of oil and gas revenue for Energytec, and remitted to Energytec $107,764 after production taxes and lease operating expenses of $115,225.

     Lease operating expenses increased from $71,696 in 2000 to $107,842 in 2001, which is an increase of 50.4%. Well service expenses increased to $380,475 for the year ended December 31, 2002, from $87,930 in 2000, which is an increase of 333%. Depreciation, depletion, and amortization increased by 43.2% from $42,743 in 2000 to $61,205 in 2001. General and administrative expenses increased to $183,404 in 2002 from $144,701, which is an increase of 26.7%.
Overall, our expenses increased by 106% from 2000 to 2001, while our total revenues increased 94.5%. Nevertheless, our net income before income taxes increased by 37% from $75,214 in 2000 to $103,075 in 2001. However, our net income decreased from $68,987 in 2000 to $59,182 in 2001 due to increased deferred income tax expense resulting from significant temporary differences between financial statement carrying amounts and their resulting tax basis.

     The increase in our expenses in 2001 compared to 2000 is attributable to an increase in the work performed on wells in which we held an interest during 2000, and an increase in the number of wells we owned an interest in during 2001. Declining oil prices from 2000 to 2001 negatively impacted the increase in oil and gas revenue from our wells. During 2001, oil prices averaged $17.66 per barrel, while in 2000 oil prices averaged $ 22.94 per barrel.

      Liquidity and Capital Resources

     At June 30, 2002, Energytec had working capital of $270,733 compared to a working capital deficit of $41,902 at December 31, 2001. The positive change in working capital was essentially due to an increase in accounts receivable and a decrease in accounts payable.

     During the six months ended June 30, 2002, we used $1,431,678 of cash for the purchase of property and equipment, for the purchase of oil and gas properties, for reworking our existing wells and installing well equipment, and for purchases of vehicles and well service equipment. We used $904,708 in cash for the same purposes during the year ended December 31, 2001. Our plan is to continue to acquire oil and gas properties and related capital assets that management believes to be compatible with our operations or offer meaningful opportunities to develop commercially viable oil and gas production. We intend to fund these acquisitions with cash we can generate from financing activities and cash flow from operations, and we may issue our debt or equity securities to finance acquisitions, as well. We have identified potential acquisitions that we intend to pursue at the present time, but we have not obtained financing for them, and therefore may not be able to complete these transactions.

Forward-Looking Statements

     All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Energytec expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Energytec"s operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products, legal and regulatory initiatives affecting our credit and lending practices, and conditions in the capital markets. Forward-looking statements made by Energytec are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                        ITEM 3. DESCRIPTION OF PROPERTIES

     Energytec occupies an executive suite at 14785 Preston Road, Suite 550, Dallas, Texas 75254. The current lease rate is $1,383 per month and expires October 31, 2002. Management intends to negotiate a new lease for this office space before the end of October. If Energytec is unable to negotiate a new lease for the office space on acceptable terms, it will seek other office space in the Dallas area. Based on management's informal review of available space, Energytec believes there is an ample supply of office space in the Dallas area that it can lease on acceptable terms.

                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth as of July 31, 2002, the number and percentage of the outstanding shares of common stock, which according to the information supplied to Energytec, were beneficially owned by (i) each person who is currently a director, (ii) each executive officer, and (iii) all current directors and executive officers as a group. To the knowledge of Energytec, no person is the beneficial owner of five percent or more of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                     Amount and Nature of Beneficial Ownership
                                     -----------------------------------------

                                            Common             Percent
Name and Address                            Shares          of Class (2)
----------------                            ------          ------------
Frank W Cole (1)                          1,423,041               3.2%
6130 Spring Valley
Dallas, Texas 75254

Eric Brewster  (1)(3)                       754,333               1.7%
217 Santa Fe Trail
Waxahachie, Texas 75165

Ben T. Benedum (1)                          394,238                .9%
First Fidelity Bank Bldg., Suite 200
131 East Main Street
Norman, Oklahoma 73069

Richard R. Zeits (1)                      1,200,000               2.7%
1320 Treebrook Court
Roswell, Georgia 30075

All Executive officers and                3,771,612               8.5%
  Directors as a Group (4 persons)

(1) The number of shares held by each of these persons includes shares issuable on exercise of options granted to each director to purchase 200,000 shares at an exercise price of $0.20 per share that expire June 1, 2004.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his options to purchase common shares, and percentage ownership of all officers and directors as a group, assuming all purchase rights held by such individuals are exercised.

(3) Eric Brewster's beneficial ownership includes 350,000 shares beneficially owned by Mr. Brewster's father.

                ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with Energytec for each of the directors and officers.

Name                  Age                    Position                Since
----                  ---                    --------                -----
Frank W Cole           76   Director, Chairman, President,        July 1999
                              Chief  Executive and Financial
                              Officer

Eric Brewster          56   Director, Secretary                September 1999

Ben T. Benedum         65   Director and General Counsel          May 2002

Richard R. Zeits       60   Director                              May 2002

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualify. Officers serve at the discretion of the Board of Directors. The following is information on the business experience of each director and officer.

     Frank W Cole. Mr. Cole has served as our President and a director since July 1999. He served as a director of Comanche Energy, Inc. a publicly traded Utah corporation in the oil and gas business from December 1994 to July 1999, and was its Chairman, President and Chief Executive Officer from 1994 to June 1999. Mr. Cole is, and has been for more than five years, the owner of a sole proprietorship, Frank W Cole Engineering, which is engaged in the business of providing oil and gas consulting, development, and operating services. Mr. Cole is the author of three textbooks in the petroleum engineering field and the co-author of two textbooks in the field of drilling practices and techniques. He is the author of more than 30 articles published in various oil and gas technical journals in the United States, Canada and the Middle East. Mr. Cole has a BS in Petroleum Engineering (1948) and a Master's Degree in Petroleum Engineering (1949) from the University of Oklahoma.

     Eric Brewster. Mr. Brewster has been employed as an administrator in the Waxahachie, Texas Independent School District for the past five years. Mr. Brewster is also the son-in-law of Frank W Cole.

     Ben T. Benedum. Mr. Benedum has been a practicing lawyer in Oklahoma since 1965 with the firm of Benedum, Benedum and Walkley. That firm has been in existence for over 100 years. He received a BBA degree from the University of Oklahoma (1959) and an MBA from Indiana University (1961). He received his law degree (Juris Doctorate) in 1965 from the University of Oklahoma.

     Richard R. Zeits. Mr. Zeits served as the Vice President/ Business Development (May 1995 to January 2000) and then President of Alcore Division of Advanced Technical Products, a publicly held aerospace and defense product manufacturer, until his retirement in April 2001.

                         ITEM 6. EXECUTIVE COMPENSATION

Annual Compensation

     The table on the following page sets forth certain information regarding the annual and long-term compensation for services in all capacities to Energytec for the prior fiscal years ended December 31, 2001, 2000, and 1999, of those persons who were either (i) the chief executive officer during the last completed fiscal year or (ii) one of the other four most highly compensated executive officers as of the end of the last completed fiscal year whose annual salary and bonuses exceeded $100,000 (collectively, the "Named Executive Officers").

Energytec provides a company-owned automobile to Mr. Cole for his use and benefit.

                                              Annual
                                           Compensation
                                           ------------
                                                              All Other
Name and Principal Position      Year       Salary ($)    Compensation ($)
---------------------------      ----       ----------    ----------------
Frank W Cole                     2001                0            0
  Chairman, President, Chief     2000                0            0
  Executive and Financial        1999                0            0
   Officer

Stock Options

     No options were granted to the Named Executive Officers prior to December 31, 2001. In February 2002, the Board of Directors granted to each of the Directors, including our sole Named Executive Officer, options to purchase 200,000 common shares at an exercise price of $0.20 per share that expire June 1, 2004.

     The following table sets forth certain information with respect to unexercised options held by the Named Executive Officers at July 12, 2002. No outstanding options held by the Named Executive Officers have been exercised.

                              Number of Securities      Value of Unexercised
                             Underlying Unexercised     In-the-Money Options
                                     Options           At Fiscal Year End ($)
                             at Fiscal Year End (#)              (1)
                                   Exercisable/              Exercisable/
Name and Principal Position       Unexercisable             Unexercisable
---------------------------  ----------------------    ----------------------
Frank W Cole                    200,000/ -0-                  -0-/ -0-
Chairman, President, Chief
 Executive and Financial
 Officer

(1) This value is determined on the basis of the difference between the fair market value of the securities underlying the options and the exercise price at July 12, 2002. The fair market value of Energytec's common stock at July 12, 2002, is determined by the last sale price on that date, which was $0.13 per share.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Frank W Cole Engineering, a sole proprietorship, operates Energytec's Texas oil and gas properties. Frank W Cole, a shareholder, director, President and Chief Executive Officer of Energytec, owns this sole proprietorship. Frank W Cole Engineering pays the direct operating expenses and acquisition costs of these properties and in turn submits invoices to Energytec for reimbursement. The following is a summary of transactions between Frank W Cole Engineering and Energytec for the six months ended June 30, 2002 and 2001.

                                                                2002      2001
Oil and gas revenue - working interests                      $ 101,275 $ 147,329
Less production taxes and lease operating costs -
  working interests                                             43,137    71,526
                                                             --------- ---------
Net income remitted to Energytec                             $  58,138 $  75,803
                                                             ========= =========
Acquisitions of property and equipment and work-over costs   $ 428,815 $ 265,988
                                                             ========= =========

     At June 30, 2002 and 2001, Energytec had an account receivable balance relating to oil and gas revenue and advances for workover costs from Frank W Cole Engineering of $355,664 and $182,375, respectively.

     The following is a summary of transactions between Frank W Cole Engineering and Energytec for the year ended December 31, 2001:

Oil and gas revenue - working interests                                $ 222,989
Less production taxes and lease operating costs - working interests      115,225
                                                                       ---------
Net income remitted to Energytec                                       $ 107,764
                                                                       =========
Acquisitions of property and equipment and work-over costs             $ 687,579
                                                                       =========

     At December 31, 2001, Energytec had an account receivable balance from Frank W Cole Engineering of $137,069.

     Martha Barton Cole, spouse of Frank W Cole, owns various working interests in various leases and wells in which Energytec is involved. These are set forth as follows:

               Lease                      Percentage WI
               -----                      -------------
               Belcher                      12.00%
               Houston 14 A                 15.64%
               Houston 10 A and 11 A        11.11%
               Houston 1 A, 5 A, and 8 A    16.11%
               Houston 15 A                 11.11%
               McElroy Lease                25.00%
               Timmons                       6.25%
               Williams 2 A, 3 A and 4 A    11.11%
               Williams 6A                   6.53%

     Mr. Zeits acquired 1,000,000 shares of Energytec's stock in March 2002 for $0.10 per share. Mr. Zeits and his spouse own various working interests in various leases and wells in which Energytec participates. These interests are set forth as follows:

               Lease                      Percentage WI
               -----                      -------------
               Hoffman Bankhead             40.00%
               Houston 14 A                 20.64%
               Houston 10 A and 11 A        11.11%
               Houston 1 A, 5 A and 8 A     16.11%
               Houston 15 A                 11.11%
               Talco Belcher                48.00%
               Parr Lease                   48.00%
               Williams 2 A, 3 A and 4 A    11.11%
               Williams 6 A                 11.53%

                        ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue up to 50,000,000 shares of common stock, par value $0.001. As of June 30, 2002, there were 44,031,892 shares of common stock issued and outstanding.

     The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available. The outstanding common stock is, and the common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and non-assessable.

     We anticipate that we will retain most of our future earnings, if any, for use in the operation and expansion of our business. The Directors have informally indicated a preference to declare a dividend, either in stock or cash at the end of the current fiscal year, although no formal action has been taken.

Preferred stock

     We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001. As of June 30, 2002, there are no shares of preferred stock issued and outstanding.

     Our preferred stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted from time to time by our board of directors. Our board of directors is authorized to fix:

     o    Voting rights;
     o    The consideration for which the shares are to be issued;
     o    The number of shares constituting each series;
     o Whether the shares are subject to redemption and the terms of redemption;
     o The rate of dividends, if any, the preference in payment, and whether dividends shall be cumulative or non-cumulative;
     o The rights of preferred stockholders regarding liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of Energytec; and
     o The rights of preferred stockholders regarding conversion or exchange for other shares of our capital stock.

     We believe that the availability of preferred stock provides flexibility in structuring future financings, should the need for additional financing arise. We have no plans, understandings, arrangements, or agreements for issuing any shares of preferred stock at the present time.

     Our authorized but unissued preferred stock could be issued in one or more transactions, which would make more difficult or costly, and less likely, a takeover of Energytec. Issuing additional shares of stock would also have the effect of diluting the stock ownership of persons seeking to obtain control of Energytec. Moreover, certain companies have issued rights to purchase their preferred stock, with such rights having terms designed to encourage in certain potential acquisitions negotiation with the board. The authorized but unissued shares of preferred stock would be available for use in connection with the issuance of such rights. Energytec does not intend to adopt any anti-takeover measures at the present time.

Stock Options

     We have issued options to purchase a total of 1,500,000 shares of common stock as follows:

Option Holder                No. of Shares        Exercise       Expiration
                           Underlying Option        Price           Date
                           -----------------      --------       ----------
Frank W Cole                    200,000             $0.20       June 1, 2004
Eric A. Brewster                200,000             $0.20       June 1, 2004
Ben T. Benedum                  200,000             $0.20       June 1, 2004
Richard R. Zeits                200,000             $0.20       June 1, 2004
Janet B. Berry                  500,000             $0.25      April 1, 2005
Abdus Satter                    200,000             $0.20       June 1, 2004

Convertible Notes

     From August 2001 through July 2002, Energytec issued convertible promissory notes in the aggregate principal amount of $100,000 to seven persons that bear interest at the rate of 12% per annum and mature four years from issuance. Each convertible note provides for monthly payments of $50 of interest and $119 of principal commencing six months after the date of issuance and continuing through the date of maturity, when all principal and accrued interest is due and payable. The holders of the convertible notes may, at their election during the 40-month period following issuance, convert the unpaid principal of the notes to common stock at the rate of one share for each $0.50 in principal amount of the convertible notes. Energytec can redeem the notes at face value 12 months after issuance.

     In January and February 2002 Energytec issued convertible promissory notes in the aggregate principal amount of $187,500 to nine persons. Interest at the rate of 12% per annum is payable quarterly, and principal is due and payable three years from the date of issuance. For each $12,500 in principal amount of notes purchased, the holder received a 1/8th of one percent overriding royalty interest in the Wyoming oil and gas leases owned by Energytec. The unpaid principal of the notes can be converted by the holder at any time to Energytec's restricted common stock at $0.50 per share. Energytec can redeem the notes at face value 12 months after issuance.

Penny Stock Rules

     It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

     o    is not listed on a national securities exchange or Nasdaq,
     o    is listed in "pink sheets" or on the NASD OTC Bulletin Board,
     o    has a price per share of less than $5.00 and
     o    is issued by a company with net tangible assets less than $5 million.

     The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

     o    determination of the purchaser's investment suitability,
     o    delivery of certain information and disclosures to the purchaser, and
     o receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

     Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict your ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

Shares Eligible For Future Sale

     At June 30, 2002, Energytec had 44,031,982 shares of common stock outstanding, of which 6,712,194 shares constituted "restricted securities" within the meaning of Rule 144 adopted under the Securities Act of 1933 and 37,319,698 may be sold in the public market without restriction. In general, under Rule 144 a person (or persons whose shares are aggregated) is entitled to sell restricted shares if at least one year has passed since the time such shares were acquired from Energytec or any of its affiliates. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of: (i) 1% of the then outstanding shares of common stock; or (ii) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about Energytec. All shares held by persons who are deemed to be affiliates of Energytec are subject to the volume limitations and other requirements of Rule 144 regardless of how long the shares have been owned or how they were acquired. Restricted shares held by non-affiliates of Energytec for more than two years may be sold without limitation under Rule 144.

     The remaining 6,712,194 restricted shares outstanding may be sold under the volume limitations and other requirements of Rule 144 after June 30, 2003, when they will have been held for over one year from purchase.

     We have outstanding options to purchase 1,500,000 shares of common stock and convertible notes that may be converted at the option of the holder to 1,500,000 common shares.

     Sales of substantial amounts of common stock in the future, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock and could impair our ability to raise capital through an offering of equity securities.

Transfer Agent

     Atlas Stock Transfer Corporation is our transfer agent. Their offices are located at 5899 South State Street, Salt Lake City, Utah 84107. Their telephone number is (801)-266-7151.

                                     PART II

            ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to November 2001, there was no market for Energytec's common stock. In November 2001, Energytec's common stock began to trade in the over-the-counter market, and quotations for the common stock were listed in the "Pink Sheets" published by the national Quotation Bureau under the symbol "EYTC". The following table sets forth for the respective periods indicated the prices of Energytec's common stock in the over-the-counter market, as reported and summarized by the National Quotation Bureau. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended             High Bid ($)               Low Bid ($)
----------------------             ------------               -----------
December 31, 2001                     $0.15                      $0.02

March 31, 2002                        $0.24                      $0.08

June 30, 2002                         $0.23                      $0.12

September 30, 2002                    $0.18                      $0.07

     Since its inception, no dividends have been paid on our common stock. The Directors have informally indicated a preference to declare a dividend, either in stock or cash at the end of the current fiscal year, although no formal action has been taken.

      On June 30, 2002, there were 747 holders of record of our common stock.

                            ITEM 2. LEGAL PROCEEDINGS

     Neither Energytec nor any of its officers, directors or holders of five percent or more of its common stock is a party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against Energytec or its officers, directors or holders of five percent or more of its common stock have been threatened.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In August 1999 Energytec issued 23,966,919 common shares of restricted common stock to approximately 440 Comanche Energy, Inc. shareholders. From November 1999 to June 30, 2002, Energytec issued another 20,064,973 common stock shares and convertible promissory notes in the aggregate principal amount of $40,000 in exchange for cash, assets, services, and a note payable. All common shares and convertible notes issued during this period were sold in private transactions without registration in reliance on the exemption provided by
Section 4(2) of the Securities Act of 1933. Each purchaser had a pre-existing relationship with Energytec or had access to all material information pertaining to Energytec and its financial condition. No broker was involved and no commissions were paid in any of the transactions.

     From September through December 1999, Energytec sold 885,000 shares for cash. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                                      Shares Purchased   Consideration Paid
----                                      ----------------   ------------------
Jerome M. and Sharon A. Austry                  50,000             $ 5,000
Stuart M. and Dolores H. Shephard               20,000             $ 2,000
Howard A. Eddy                                  25,000             $ 2,500
Stephen Burkhardt                               50,000             $ 5,000
Wayne R. and Denise Wojciechowski               50,000             $ 5,000
Daniel and Sandra Strom                         30,000             $ 3,000
Eric Mikkelsen                                 100,000             $10,000
Brian William and Joan Marie Scholz             50,000             $ 5,000
Richard Eddy                                   100,000             $10,000
William or Michelle Lau                         60,000             $ 6,000
Jerry W. Howell                                 50,000             $ 5,000
James H. Thornton                              100,000             $10,000
Mary Elizabeth Wilbanks                        100,000             $10,000
Raymond T. Kearney or Billie J. Kearney        100,000             $10,000

     From November through December 1999, Energytec exchanged 2,300,000 shares for assets. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                         Shares Received            Consideration
----                         ---------------            -------------
Greater Texas Energy Corp.       400,000      Acquisition of Greater Texas
                                              Energy Corp.'s interest in the
                                              East Texas Oil and Gas Properties
                                              valued at $40,000.

Philip Proctor                   200,000      Acquisition of Mr. Proctor's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $20,000.

Ralph Gillispie                  100,000      Acquisition of Mr. Gillispie's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

Frank W Cole                     100,000      Acquisition of Mr. Cole's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

G. Norman Munro                  100,000      Acquisition of Mr. Munro's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

James H. Thornton                100,000      Acquisition of Mr. Thornton's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

E. Rue Thomas                    100,000      Acquisition of Mr. Thomas'
                                              interest in the Kansas Project
                                              valued at $10,000.

F. Warren Cole                   20,000       Acquisition of Mr. Cole's
                                              interest in the Kansas Project
                                              valued at $2,000.

Christopher Wren                 30,000       Acquisition of Mr. Wren's
                                              interest in the Kansas Project
                                              valued at $3,000.

Jerrell Clay                     300,000      Acquisition of Mr. Clay's
                                              interest in the Wyoming Project
                                              valued at $30,000.

Robert Jaffe                     400,000      Acquisition of Mr. Jaffe's
                                              interest in the Wyoming Project
                                              valued at $40,000.

Laidlaw Southwest                300,000      Acquisition of Mr. Rash's
                                              interest in the Wyoming Project
                                              valued at $30,000.

Abdus Satter                     50,000       Acquisition of Mr. Satter's
                                              interest in the Luling Project
                                              valued at $5,000.

Eric Brewster                    100,000      Acquisition of Mr. Brewster's
                                              interest in the Luling Project
                                              valued at $10,000.

     In 1999, Energytec issued 122,000 shares valued at $0.10 per share for services rendered to Energytec. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                  Shares Received            Consideration
----                  ---------------            -------------
Jo Jackson                80,000       Administrative services valued at $8,000.
Judy Brooks               25,000       Administrative services valued at $2,500.
Wendy McLeod              10,000       Administrative services valued at $1,000.
J. J. Lansden              2,000       Administrative services valued at $200.
James M. Billings          5,000       Administrative services valued at $500.

     From January 2000 through December 2000, Energytec sold 6,332,500 shares for cash. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                                      Shares Purchased   Consideration Paid
----                                      ----------------   ------------------
Clinton Nunes                                   50,000            $  5,000
Howard A. Eddy                                  95,000            $  9,500
Stuart M. and Dolores Shepard                   20,000            $  2,000
Kevin B. Thompson                               70,000            $  7,000
Meg Schrader                                    60,000            $  6,000
Hanny and Stephen Sparks                        10,000            $  1,000
Brenna Ferney UGMA, Martin Weiner TTEE          10,000            $  1,000
Chloe Ferney UGMA, Martin Weiner TTEE           10,000            $  1,000
Mary Elizabeth Marx                             50,000            $  5,000
Allen M. Noftz                                  10,000            $  1,000
Rebecca Thayer                                  50,000            $  5,000
Chaman L. Grover                               100,000            $ 10,000
Lou Tichacek                                   100,000            $ 10,000
Keith A. Zenker                                 10,000            $  1,000
Stephen Burkhardt                               30,000            $  3,000
D. Douglas Dudley                            1,000,000            $100,000
Wayne R. and Denise Wojciechowski               70,000            $  7,000
Wayne R. Wojciechowski                          70,000            $  7,000
Gordon E. Bangs                                200,000            $ 20,000
The Delray Trust                                50,000            $  5,000
Ed Jones Jr.                                   400,000            $ 40,000
Leslie Wagner                                   50,000            $  5,000
Robin Wagner                                    50,000            $  5,000
Jeffrey L. Bryant                               50,000            $  5,000
Martin Weiner                                   66,667            $  6,667
Alan D. Aultman                                 12,500            $  1,250
David Curtis                                    10,000            $  1,000

Miller, Johnson & Kuehn, Inc.                  190,000            $ 19,000
Randy Winograd Insurance Agency, Inc.           10,000            $  1,000
Pat Burkhart                                   150,000            $ 15,000
Lester L. Hein                                 150,000            $ 15,000
Virginia S. Dudley                             250,000            $ 25,000
Doug White                                   1,000,000            $100,000
Jack Herbert                                    90,000            $  9,000
Peter Fediay                                   450,000            $ 45,000
John Wasson                                    100,000            $ 10,000
Harry Anderson                                  50,000            $  5,000
Hanny J. H. Sparks                              10,000            $  1,000
Jeffrey B. Osborne and Raven B. Osborne         20,000            $  2,000
Brian W. Scholz                                 20,000            $  2,000
Benjamin S. Astor                              150,000            $ 15,000
Dinah Osborne                                   20,000            $  2,000
Rodney Hoffer                                  100,000            $ 10,000
David D. Dawson                                 50,000            $  5,000
Lynne Caryl                                    100,000            $ 10,000
Mitchell W. Robinson                            15,000            $  1,500
Ron Johnson                                     50,000            $  5,000
John A. Giacchi                                 50,000            $  5,000
Klay Schott                                     10,000            $  1,000
Diana Magor                                     50,000            $  5,000
Summa Trust                                    333,333            $ 33,333
James M. Becker                                 40,000            $  4,000
Glenn Kushma                                    20,000            $  2,000
Jeffrey R. Loose                                50,000            $  5,000
Bernie Lipps                                    25,000            $  2,500
Gregory A. Shriner                              25,000            $  2,500
Robert J. Thornton                              50,000            $  5,000

     From January through December 2000, Energytec exchanged 1,208,350 shares for assets. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                         Shares Received            Consideration
----                         ---------------            -------------
Haim Gaifman                      6,670       Acquisition of Mr. Gaifman's
                                              interest in the South Texas Oil
                                              and Gas Properties valued at $667.

Harry Bush                       26,680       Acquisition of Mr. Bush's
                                              interest in the South Texas Oil
                                              and Gas Properties valued at
                                              $2,668.

The July Trust                   50,000       Acquisition of the July Trust's
                                              interest in the South Texas Oil
                                              and Gas Properties valued at
                                              $5,000.

The Delray Trust                500,000       Acquisition of the Delray Trust's
                                              interest in the South Texas Oil
                                              and Gas Properties valued at
                                              $50,000.

Philip Proctor                  100,000       Acquisition of Mr. Proctor's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

Wexford Investment              275,000       Acquisition of Wexford Investment
Services*                                     Services' interest in the East
                                              Texas Oil and Gas Properties
                                              valued at $27,500.

Abdus Satter                     50,000       Acquisition of Mr. Satter's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $5,000.

Jo Jackson                      100,000       Acquisition of Ms. Jackson's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

James G. Borem                  100,000       Acquisition of Mr. Borem's
                                              interest in the East Texas Oil
                                              and Gas Properties valued at
                                              $10,000.

* Wexford Investments is a private company owned and controlled by James H. Thornton.

     In 2000, Energytec issued 245,457 shares valued at $0.10 per share for services rendered to Energytec. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                         Shares Received            Consideration
----                         ---------------            -------------
Robert A. Jaffe                   64,633      Administrative services valued at $6,463
G. Norman Munro                   65,880      Administrative services valued at $6,588
James H. Thornton *               70,000      Administrative services valued at $7,000
Wexford Investment Services       44,944      Administrative services valued at $4,494

     In June 2000, Energytec sold 250,000 shares to Robert J. Thornton in exchange for a promissory note in the principal amount of $25,000 that accrues interest at the rate of 8% per annum and was due January 1, 2003. The principal amount of the note was paid March 2002.

     From January through December 2001, Energytec sold 1,594,334 shares for cash. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

Name                                      Shares Purchased   Consideration Paid
----                                      ----------------   ------------------
Joel A. Freeman                                 25,000              $2,500
MJK Clearing                                   250,000             $25,000
Brad D. Dudley                                  90,000              $9,000
MJK Clearing                                    21,000              $2,100
James Scheer                                    90,000              $9,000
MJK Clearing                                   250,000             $25,000
George Sullivan                                 25,000              $2,500
Jack Logan                                      20,000              $2,000
Hazel Thornton and Colin Willis                100,000             $10,000
O. May and/or R.Bruce Sherill                  100,000             $10,000
John A. Giacchi                                 50,000              $5,000
Harry L. Bush                                   50,000              $5,000
Willard J. Stamp                               100,000             $10,000
William P. Bingham, Sr. Living Trust            50,000              $5,000
Ed Jones, Jr.                                  240,000             $24,000
Stanley W. Crawford                            133,334             $20,000

     From January through December 2001, Energytec exchanged 677,140 shares for assets. The following table identifies the name of each purchaser or recipient, the amount of shares received, and consideration paid.

                              Shares
Name                          Received                 Consideration
----                          --------                 -------------
Todd A. Reed                    6,800    Purchase of interest in Houston 14 A
O. May and/or Bruce Sherrill   75,000    Purchase of interest in Houston 14 A and Wms 6-A
O. May and/or Bruce Sherrill   75,000    Purchase of interest in Houston 14A and Wms 6-A
Arne Hansen                     3,330    Purchase of Interest in Wms 6-A
Joyce Daney                    13,340    Purchase 2.66% WI Houston 14A
Millard D. Logan                6,670    Purchase 1.33% WI Houston 14A
Joe Kestner                    10,000    Williams Unit Acquisition
Rocky G. Mc Nabb              100,000    Anschutz - Parr Acquisition
Rocky G. Mc Nabb              100,000    Anschutz - Parr Acquisition
Dan Lundberg                  100,000    Anschutz - Parr Acquisition
Jerry Bass                     50,000    Anschutz Acquisition
Josephine Jackson              50,000    Parr Acquisition
Edward and Concepcion Wren     25,000    Anschutz Acquisition

Sherrie Norris                  2,000    Anschutz Acquisition
Jessie Watts                   10,000    Talco Belcher
Abdus Satter                   50,000    Wyoming Project

     From August 2001 through July 2002, Energytec issued convertible promissory notes in the aggregate principal amount of $100,000 to seven persons that bear interest at the rate of 12% per annum and mature four years from issuance. Each convertible note provides for monthly payments of $50 of interest and $119 of principal commencing six months after the date of issuance and continuing through the date of maturity, when all principal and accrued interest is due and payable. The holders of the convertible notes may, at their election during the 40-month period following issuance, convert the unpaid principal of the notes to common stock at the rate of one share for each $0.50 in principal amount of the convertible notes. Energytec can redeem the notes at face value 12 months after issuance. The following table identifies the name of each note purchaser, the principal amount of each note, and the date of issuance.

Name                                      Principal Amount       Date Issued
----                                      ----------------       -----------
G. Norman Munro, Trustee                       $10,000        August 23, 2001
  Kenneth M. Bagshaw Trust
Jacob Wagner                                   $10,000        September 5, 2001
Chaman L. Grover                               $10,000        September 7, 2001
                                               $20,000        June 28, 2002
Mark D. Clemmons                               $10,000        December 27, 2001
Rose M. Bagshaw                                $10,000        February 13, 2002
                                               $10,000        July 8, 2002
Hazel Thornton & Colin Willis                  $10,000        March 8, 2002
Marguerite Clemmons                            $10,000        June 14, 2002

     In January and February 2002 Energytec issued convertible promissory notes in the aggregate principal amount of $187,500 to nine persons. Interest at the rate of 12% per annum is payable quarterly, and principal is due and payable three years from the date of issuance. For each $12,500 in principal amount of notes purchased, the holder received a 1/8th of one percent overriding royalty interest in the Wyoming oil and gas leases owned by Energytec. The unpaid principal of the notes can be converted by the holder at any time to Energytec's restricted common stock at $0.50 per share. Energytec can redeem the notes at face value 12 months after issuance.

Name                                      Principal Amount       Date Issued
----                                      ----------------       -----------
S&J Joint Venture                              $25,000         January 1, 2002
Suds & Duds, Inc.                              $25,000         January 1, 2002
D. Douglas & Virginia S. Dudley                $25,000         January 1, 2002
Braincell Group Limited Partnership            $12,500         January 1, 2002
Troy Sullivan                                  $12,500         January 1, 2002

Charles E. Moran                               $25,000        February 1, 2002
Richard A. Miller                              $12,500        February 1, 2002
Jacob Wagner                                   $25,000        February 1, 2002
Stanley W. & Audrey G. Crawford                $25,000        February 1, 2002

     In February 2002, Energytec issued options to its three incumbent directors (Messrs. Cole, Brewster and Satter) to each purchase 200,000 shares of common stock. Subsequently, Mr. Satter resigned and two new directors were appointed (Messrs. Benedum and Zeits) and awarded options to each purchase 200,000 shares. The directors' options are as follows:

                             No. of Shares        Exercise       Expiration
Option Holder              Underlying Option        Price           Date
-------------              -----------------      --------       ----------
Frank W Cole                    200,000             $0.20       June 1, 2004
Eric A. Brewster                200,000             $0.20       June 1, 2004
Ben T. Benedum                  200,000             $0.20       June 1, 2004
Richard R. Zeits                200,000             $0.20       June 1, 2004
Abdus Satter                    200,000             $0.20       June 1, 2004

     In April 2002, Energytec issued to Janet B. Berry an option to purchase 500,000 shares of common stock at an exercise price of $0.25 per share that expires April 1, 2005. The option was issued in consideration for consulting services both rendered to date and to be rendered subsequently.

     From January 1, 2002 through June 30, 2002, Energytec issued 6,783,525 shares of its common stock for cash, assets or notes payable. Common stock for 4,030,000 shares was issued as a result of cash sales of the stock. Some 2,618, 831 shares were issued to acquire assets and 134,694 shares were issued to holders of various notes payable. These transactions resulted in stock issued at par value of $6,784 and $1,300,264 of additional paid in capital.

     The following table identifies the name of each purchaser recipient the amount of shares received and consideration paid.

                                    Shares
Name                               Purchased           Consideration Paid
----                               ---------           ------------------
John E. Wasson                       150,000                $ 15,000
Mary D. Crutcher                     350,000                $ 35,000
Harry Anderson                        30,000                $  3,000
Richard R. Zeits                   1,000,000                $100,000
George Sullivan                       50,000                $  5,000
Daniel D. Jewell and Lorene L.        50,000                $  5,000
Burton E. Nixon, Trustee              50,000                $  5,000
Lester L. Hein                        60,000                $  6,000
Chaman L. Grover                     250,000                $ 25,000
Brain Cell Group Ltd. Partner         50,000                $  5,000

Steven Fent                           50,000                $  5,000
David Steele                          15,000                $  1,500
Jerry W. Howell                       50,000                $  5,000
Robert J. Thornton                    50,000                $  5,000
Henry and Lisa Carter                 10,000                $  1,000
Bernie Lipps                          25,000                $  2,500
Ricardo Rocha and Maria E. Rocha       5,000                $    500
Joel A. Freeman                       25,000                $  2,500
Richard E. Eddy and Sandra            25,000                $  2,500
Linda D. and Gerald P. Woj            50,000                $  5,000
James M. Becker                       50,000                $  5,000
Lawrence Thomas Short                 50,000                $  5,000
George C. Hott                        50,000                $  5,000
Wayne R. and Denise Wojci             80,000                $  8,000
Kevin B. Thompson                     25,000                $  2,500
D. Douglas Dudley                    500,000                $ 50,000
Villarreal Investments               200,000                $ 20,000
Suds & Duds, Inc.                    250,000                $ 25,000
Harry Anderson                        30,000                $  3,000
Richard Miller                       400,000                $ 40,000
Fred W. Landman                       50,000                $  5,000
Yolander M. Satter                    12,223     Match Comanche stock on 8/99
Yolander M. Satter                    20,773     Match Comanche stock on 8/99
Tom Gipson                             4,445     Stock given on Comanche Note
Tom and Leasier K. Gipson             11,112     Stock given on Comanche Note
Abdus Satter                          10,000     Match Comanche stock on 8/99
Richard F. Kechinger                   1,667     Match Comanche stock on 8/99
Larry E. Howell                      100,000     Acq. fee Talco Belcher
The Delray Trust                     250,000     In Exchange for interest in
                                                   Hoffman
G. Norman Munro                       75,000     Hoffman-Bankhead acquisition
The Delray Trust                      67,347     Promissory Note dated 9/1/01
Ron Johnson                           67,347     Promissory Note dated 9/1/01
Hazel Thornton/Colin Willis          100,000     5% interest in Timmons Lease
Jerry Bass                             2,500     Acq fee Hoffman-Bankhead
Dan Lundberg                          50,000     Acq fee Hoffman-Bankhead
Joseph Shoaf                         100,000     Acq fee Hoffman-Bankhead
Joe A. Watson                          5,000     Acq fee Hoffman-Bankhead
Jerry Bass                            22,500     Acq fee Hoffman-Bankhead
Janet B. Berry                        22,500     Acq fee McKinney Prop
Karen L. Taylor                       25,000     Acq fee McKinney Prop
Frank Male                            45,000     Acq fee McKinney Prop
Naim Sawires and Nadia F. Sawires     11,111     Match Comanche stock
Roland R. Baker                       60,000     Purchase McKinney Prop
H. Hal McKinney                       50,000     Purchase McKinney Prop
H. Hal McKinney                       50,000     Purchase McKinney Prop

H. Hal McKinney                      100,000     Purchase McKinney Prop
H. Hal McKinney                      100,000     Purchase McKinney Prop
H. Hal McKinney                      100,000     Purchase McKinney Prop
H. Hal McKinney                      800,000     Purchase McKinney Prop
The Delray Trust                     100,000     Purchase McKinney Prop
Janet B. Berry                        40,000     Acq fee McKinney Prop
Ken Keschinger                       100,000     Purchase of Blackburn Lease
Jeffrey Bryant                       250,000     Purchase of Blackburn Lease

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation provide that no officer or director shall be personally liable to the corporation or its shareholders for money damages except as provided pursuant to the Nevada Revised Statutes. Our Bylaws provide that we will indemnify and hold harmless, to the full extent allowed by the laws of the State of Nevada, each person who was, or is threatened to be made a party to, or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Energytec or is or was serving at the request of Energytec as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceedings.

     Chapter 78, Sections 78.7502 and 78.751, of the Nevada Revised Statutes state the following:

     NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     NRS  78.751  Authorization  required  for  discretionary   indemnification;
advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S
                              FINANCIAL STATEMENTS

     The  financial   statements  of  Energytec   appear  at  the  end  of  this
registration statement beginning on page 39.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS
                         ITEM 2. DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

 Exhibit
   No.     Title of Document                                          Location
 -------   -----------------                                          --------
   3.1     Articles of Incorporation                                  Page E-1

   3.2     Certificate of Amendment to articles of Incorporation      Page E-6

   3.3     Bylaws                                                     Page E-7

  10.1     Form of BLM Assignment of Record Title for                 Page E-22
             Big Horn County, WY

  10.1a    List of Big Horn County, WY, Leases                        Page E-25

  10.2     Assignment of Oil and Gas Lease from Chisholm Resources    Page E-28
             For Big Horn County, WY

  10.3     Assignment and Bill of Sale of Oil, Gas and Mineral Lease  Page E-30
             Interest, Hoffman Bankhead, Trix Liz Field, Titus
             County, TX

  10.4     Assignment of Production Payment Interest,                 Page E-40
             Hoffman Bankhead, Trix Liz Field, Titus County, TX

  10.5     Assignment, Bill of Sale and Conveyance, 40% Interest,     Page E-48
             Hoffman Bankhead, Trix Liz Field, Titus County, TX

  10.6     Assignment, Bill of Sale and Conveyance, from Alcor        Page E-58
             Hutt Field, Atascosa and McMullen Counties, TX

  10.7     Assignment, Bill of Sale and Conveyance, from The July     Page E-63
             Trust Hutt Field, Atascosa and McMullen Counties, TX

  10.8     Assignment and Bill of Sale from Jon R. Ray                Page E-67
             Hutt Field, Atascosa and McMullen Counties, TX

  10.9     Form of Assignment, Bill of Sale and Conveyance, for the   Page E-69
             V. Houston A Lease, Hutt Field, McMullen County, TX

  10.10    List of V. Houston A Lease Assignors                       Page E-71

  10.11    Assignment, Bill of Sale and Conveyance, to FieldPoint     Page E-72
             Petroleum, Hutt Field, Atascosa and McMullen
             Counties, TX

  10.12    Assignment, Bill of Sale and Conveyance, to FieldPoint     Page E-77
             Petroleum, V. Houston A Lease, Hutt Field, McMullen
             County, TX

  10.13    Assignment, Bill of Sale and Conveyance, to The Delray     Page E-82
             Trust, Hutt Field, Atascosa and McMullen Counties, TX

  10.14    Assignment, Bill of Sale and Conveyance, to Mable Trust,   Page E-86
             Hutt Field, Atascosa and McMullen Counties, TX

  10.15    Assignment, Bill of Sale and Conveyance, to Mable Trust,   Page E-91
             V. Houston A Lease, Hutt Field, McMullen County, TX

  10.16    Assignment, Bill of Sale and Conveyance, to James A.       Page E-94
             Nelson, Hutt Field, Atascosa and McMullen Counties, TX

  10.17    Assignment, Bill of Sale and Conveyance, to Richard &      Page E-99
             Thyra Zeits, V. Houston Lease, Hutt Field, McMullen
             County, TX

  10.18    Assignment, Bill of Sale and Conveyance, to Richard &      Page E-102
             Thyra Zeits, V. Houston A Lease, Hutt Field, McMullen
             County, TX

  10.19    Form of Convertible Promissory Note                        Page E-105

  10.20    Form of Convertible Promissory Note with Royalty Interest  Page E-106

  10.21    Form of Stock Option issued to Directors                   Page E-107

  10.22    Stock Option issued to Janet B. Berry                      Page E-111

  10.23    Promissory Note in the principal amount of $100,000        Page E-112
             issued to The July Trust

  10.24    Promissory Note in the principal amount of $50,000 issued  Page E-113 to The Delray Trust

  10.25    Lease for Principal Executive Office in Dallas, Texas      Page E-114

  10.26    Assignment of Oil, Gas and Mineral Leases from H. Hal      Page E-127
             McKinney Milam and Burleson Counties, TX

  21.1     List of Subsidiaries                                       Page E-131

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ENERGYTEC, INC.


Date: November 4, 2002                    By: /s/ Frank  W Cole, President

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                           PAGE
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Balance Sheet                                                             40
  Statement of Income                                                       42
  Statement of Changes in Shareholders' Equity                              43
  Statement of Cash Flows                                                   44
  Notes to Consolidated Financial Statements                                45

--------------------------------------------------------------------------------

                                ENERGYTEC, INC.
                     Unaudited Consolidated Balance Sheets
                            June 30, 2002 and 2001

--------------------------------------------------------------------------------

                                    ASSETS
                                                    2002               2001
CURRENT ASSETS                                   ----------        ----------
      Cash                                       $   70,436        $   20,684
      Accounts receivable, related party            355,664           182,375
      Accounts receivable, other                     13,969           108,186
      Accrued interest                                5,421             1,465
      Inventory                                      16,515            16,515
      Notes receivable                                1,729             1,000
      Notes receivable, shareholder                  25,000            25,000
                                                 ----------        ----------

           TOTAL CURRENT ASSETS                     488,734           355,225
                                                 ----------        ----------

PROPERTY AND EQUIPMENT
      Oil and gas properties                      3,733,594         2,304,144
      Well service equipment                        509,692           137,643
      Vehicles and misc equipment                    57,877            26,595
                                                 ----------        ----------
                                                  4,301,163         2,468,382
      Less accumulated depreciation,
           depletion and amortization               151,568            93,854
                                                 ----------        ----------

           NET PROPERTY AND EQUIPMENT             4,149,595         2,374,528
                                                 ----------        ----------
OTHER ASSETS
      Investment, at cost                            10,000                 -
                                                 ----------        ----------

                                                 $4,648,329        $2,729,753
                                                 ==========        ==========







                                   (Continued)

                                ENERGYTEC, INC.
               Unaudited Consolidated Balance Sheets (Continued)
                            June 30, 2002 and 2001

--------------------------------------------------------------------------------

                     LIABILITIES AND SHAREHOLDERS' EQUITY
                                                     2002              2001
CURRENT LIABILITIES                               ----------        ----------
     Accounts payable, trade                      $   49,466        $      855
     Accounts payable, other                          95,741           145,259
     Accrued interest                                  3,057             3,049
     Other accrued expenses                           28,887             5,347
     Federal income taxes payable                          -             7,680
     Notes payable, current maturities                40,850            46,304
                                                  ----------        ----------

             TOTAL CURRENT LIABILITIES               218,001           208,494
                                                  ----------        ----------

LONG-TERM LIABILITIES
     Notes payable, net of current maturities        234,150           161,238
     Convertible notes payable, net of current
       maturities                                    187,500                 -
     Deferred tax liability, (net of deferred
             tax asset of $46,177 and $0)             75,129                 -
                                                  ----------        ----------

             TOTAL LONG-TERM LIABILITIES             496,779           161,238
                                                  ----------        ----------

             TOTAL LIABILITIES                       714,780           369,732
                                                  ----------        ----------

SHAREHOLDERS' EQUITY
     Preferred stock (10,000,000 shares
             authorized, $.001 par, none issued
             and outstanding)                              -                 -
     Common stock (50,000,000 shares authorized,
             $.001 par, 44,031,892 and
             35,888,023 issued and outstanding)       44,032            35,888
     Additional paid-in capital                    3,620,786         2,179,182
     Retained earnings                               268,731           144,951
                                                  ----------        ----------

             TOTAL SHAREHOLDERS' EQUITY            3,933,549         2,360,021
                                                  ----------        ----------

                                                  $4,648,329        $2,729,753
                                                  ==========        ==========


                   The accompanying notes are an integral part
              of these unaudited consolidated financial statements.

                                ENERGYTEC, INC.
                  Unaudited Consolidated Statements of Income
                For the Six Months Ended June 30, 2002 and 2001

--------------------------------------------------------------------------------

                                                   2002             2001
REVENUES
     Oil and gas                                $101,275         $147,329
     Well service                                388,990          300,652
     Supervision and consulting                  117,790          43,500
     Miscellaneous income                            365              465
                                                --------         --------

          TOTAL REVENUES                         608,420          491,946
                                                --------         --------

EXPENSES
     Oil and gas
          Lease operating                         38,722           64,890
          Production taxes                         4,415            6,506
     Well service                                239,803          166,231
     General and administrative                   74,562           82,840
     Depreciation, depletion and amortization     36,000           39,491
     Interest                                     14,632           13,620
                                                --------         --------

          TOTAL EXPENSES                         408,134          373,578
                                                --------         --------

NET INCOME BEFORE PROVISION
          FOR INCOME TAXES                       200,286          118,368

PROVISION FOR INCOME TAXES
                                                  25,000            7,680
                                                --------         --------

NET INCOME                                      $175,286         $110,688
                                                ========         ========

EARNINGS PER SHARE
     Basic                                         0.004            0.003
                                                ========         ========

     Diluted                                       0.004            N/A
                                                ========         ========


                   The accompanying notes are an integral part
              of these unaudited consolidated financial statements.

                                                   ENERGYTEC, INC.
                         Unaudited Consolidated Statement of Changes in Shareholders' Equity
                                   For the Six Months Ended June 30, 2002 and 2001
------------------------------------------------------------------------------------------------------------------------------------


                                                       Preferred     Common     Additional
                                            Number    Stock $.001  Stock $.001    Paid-In   Treasury  Retained
                                          of Shares    Par Value    Par Value     Capital    Stock    Earnings     Total
                                         ----------  ------------  -----------  ----------  --------  --------  ----------
BALANCE, December 31, 2000               35,310,226  $          -  $    35,310  $2,121,980  $      -  $ 34,263  $2,191,553

Capital stock issued for cash               417,667             -          418      41,349         -         -      41,767
Capital stock issued for assets             160,130             -          160      15,853         -         -      16,013
Net income                                        -             -            -           -         -   110,688     110,688
                                         ----------  ------------  -----------  ----------  --------  --------  ----------

BALANCE, June 30, 2001                   35,888,023  $          -  $    35,888  $2,179,182  $      -  $144,951  $2,360,021
                                         ==========  ============  ===========  ==========  ========  ========  ==========

BALANCE, December 31, 2001               37,248,367  $          -  $    37,248  $2,320,522  $      -  $ 93,445  $2,451,215


Capital stock issued for cash             4,030,000             -        4,030     398,970         -         -     403,000
Capital stock issued for assets           2,618,831             -        2,619     887,959         -         -     890,578
Capital stock issued for notes payable      134,694             -          135      13,335         -         -      13,470
Net income                                        -             -            -           -         -   175,286     175,286
                                         ----------  ------------  -----------  ----------  --------  --------  ----------

BALANCE, June 30, 2002                   44,031,892  $          -  $    44,032  $3,620,786  $      -  $268,731  $3,933,549
                                         ==========  ============  ===========  ==========  ========  ========  ==========



                   The accompanying notes are an integral part
              of these unaudited consolidated financial statements.

                                ENERGYTEC, INC.
                Unaudited Consolidated Statements of Cash Flows
                For the Six Months Ended June 30, 2002 and 2001

--------------------------------------------------------------------------------

                                                          2002           2001
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                           $ 175,286      $ 110,688
  Adjustments to reconcile net income to net cash
      (used in) provided by operating activities
         Depreciation, depletion and amortization         36,000         39,491
         Changes in assets and liabilities
             Decrease (increase) in accounts
               receivable, related party                (218,595)       (28,729)
             Decrease (increase) in accounts
               receivable, other                               -        111,886
             Decrease (increase) in accrued
               interest receivable                        (1,274)           682
             Decrease (increase) in notes receivable           -            729
             Increase (decrease) in accounts
              payable, trade                             (50,231)           420
             Increase (decrease) in accounts
              payable, related party                           -         (8,000)
             Increase (decrease) in accounts
              payable, other                             (50,000)       (85,157)
             Increase (decrease) in accrued interest        (882)        (4,551)
             Increase (decrease) in other accrued
              expenses                                    11,025        (10,793)
             Increase (decrease) in federal income
              taxes payable                                    -            895
             Increase (decrease) in
              deferred tax liability                      25,000              -
                                                    -------------  -------------
  Net cash flows (used in) provided by operating
   activities                                            (73,671)       127,561
                                                    -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                 (1,431,678)      (306,947)
  Proceeds from sale of property and equipment           849,280        139,084
                                                    -------------  -------------
  Net cash flows used in investing activities           (582,398)      (167,863)
                                                    -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on notes payable                              (49,466)        (7,080)
  Proceeds provided from borrowings on notes payable     310,361              -
  Proceeds provided from sale of common stock            403,000         41,767
                                                    -------------  -------------
  Net cash flows provided by financing activities        663,895         34,687
                                                    -------------  -------------

NET INCREASE IN CASH                                       7,826         (5,615)

CASH, beginning                                           62,610         26,299
                                                    -------------  -------------
CASH, ending                                        $     70,436   $     20,684
                                                    =============  =============


                                   (Continued)

                                ENERGYTEC, INC.
          Unaudited Consolidated Statements of Cash Flows (Continued)
                For the Six Months Ended June 30, 2002 and 2001

--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
       Cash paid for interest                     $    15,514      $    18,171
                                                  =============    =============

SUPPLEMENTAL DISCLOSURE OF NONCASH
      INVESTING ACTIVITIES
            Capital stock issued for
              acquisition of assets               $   890,578      $    16,013
                                                  =============    =============

            Capital stock issued for notes
              payable                             $    13,470      $         -
                                                  =============    =============





























                   The accompanying notes are an integral part
              of these unaudited consolidated financial statements.

                                 ENERGYTEC, INC.
              Notes to Unaudited Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     Organization

     Energytec.com, Inc. (the Company), a Nevada corporation, was incorporated on July 15, 1999. Effective January 2, 2002, the Company changed its name to Energytec, Inc.

     Effective August 31, 1999, the Company entered into an agreement with Comanche Energy, Inc. to acquire certain properties, equipment, and 100% of the outstanding stock of Comanche Well Service Corporation in a spin-off transaction.

     Business Activity

     The Company is principally engaged in the production of oil and gas. The Company owns working interests in oil and gas properties located in the southern and northern mid-continent region, which includes Texas, Wyoming, and Kansas. The Company's wholly owned subsidiary, Comanche Well Service Corporation, provides contract drilling and well operation services.

     Estimates and Assumptions

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Management Representations

     The accompanying interim financial statements include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Comanche Well Service Corporation. The results of operations for the six months ended June 30, 2002 and 2001, are included for Comanche Well Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Cash and Cash Equivalents

     The Company considers certificate of deposits and other investments with original maturities of less than three months to be cash equivalents. The Company currently holds no cash equivalents.

     Inventory

     Inventory is carried at the lower of cost or market, with cost determined principally by the average cost method.

     Oil and Gas Properties

     The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

     All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. Amortization for the six months ended June 30, 2002 and 2001, totaled $13,500 and $8,216, respectively. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

     In addition, the capitalized costs are subject to a "ceiling test" which basically limits such costs to the aggregate of the "estimated present value" discounted at a ten percent rate of future net revenues from proved reserves, based on current economic and operating conditions, plus lower of cost or fair market value of unproved reserves. At June 30, 2002 and 2001, the Company was not required to make any adjustments based on the results of the "ceiling test".

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. During the six months ended June 30, 2002 and 2001, the Company reduced the full-cost pool by $849,280 and $139,084, respectively, received for the sale of minerals in place.

                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

     Property, Plant, and Equipment

     Well service equipment and other depreciable assets are stated at cost. The cost of maintenance and repairs is charged to expense as incurred;
     significant renewals and betterments are capitalized. Depreciation is computed using an accelerated method over the estimated useful lives ranging from five to seven years. Depreciation expense for the six months ended June 30, 2002 and 2001, was $22,500 and $31,275, respectively.

     Impairment of Long-Lived Assets

     The Company accounts for its long-lived assets, excluding oil and gas properties, under the provisions of SFAS No. 121, which requires the Company to review its long-lived assets to determine if the carrying amounts of its long-lived assets are recoverable. If the carrying amount is not recoverable, an impairment loss is recognized. Oil and gas properties are accounted for under the full-cost method of accounting as previously disclosed.

     Revenue Recognition

     The Company recognizes revenue associated with sales of crude oil and natural gas. Such revenue is recorded when title passes to the customer. Revenues from the production of properties in which the Company has an interest with other producers are recognized on the basis of the Company's net working interest. The Company recognizes revenue associated with the workover and rehabilitation of oil and gas properties. Revenue from the workover and rehabilitation of oil and gas properties are recognized when the Company bills the operator of the oil and gas properties.

     Allowance for Doubtful Accounts

     Due to the nature of the industry, the Company does not currently carry a balance in allowance for doubtful accounts.

     Earnings Per Share

     Basic earnings per share was calculated by dividing net income applicable to common stock for the six months ended June 30, 2002 and 2001, by the weighted average number of common shares outstanding during the six months ended June 30, 2002 and 2001.

                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     As of June 30, 2002, the Company has issued 27 convertible notes at 12% interest per annum which can be converted to shares of the Company's common stock at $.50 per share. Diluted earnings per share is calculated by dividing the net income applicable to common stock plus the note interest savings upon conversion by the weighted average number of common stock outstanding for the six months ended June 30, 2002, plus the convertible shares of common stock.

     Recently Issued Accounting Standards

     The Company has no knowledge of any recently issued accounting standards that will impact the Company when adopted in future periods.

     Federal Income Taxes

     The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely than not.


NOTE B - NOTES PAYABLE

     Notes payable and convertible notes payable consisted of the following at June 30:

                                                          2002           2001
     Note payable to a bank with monthly
        payments of $654 including interest
        at 8.9% through December 2003,
        collateralized by vehicles                     $  11,238      $ 17,542

     Note payable to a trust with monthly interest
        payments at 12%, principal due September 2001          -        40,000






                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE B - NOTES PAYABLE (Continued)
                                                                  2002    2001
         Note payable to a trust with monthly
            payments of 20% of the gross income
            from certain oil and gas properties including
            interest at 12% per annum, the remaining
            principal is due on September 1, 2003,
            collateralized by certain oil an gas properties.     95,587  100,000

         Note payable to a trust with monthly
            payments of 20% of the gross income
            from certain oil and gas properties including
            interest at 12% per annum, the remaining
            principal is due on September 1, 2003,
            collateralized by certain oil and gas properties.    34,869   50,000

         Eighteen convertible notes payable, each for a
            term of 48 months, and each requiring monthly
            interest payments at 12% per annum, with
            monthly principal payments of $119 due six
            months from varying dates of issuance through
            maturity beginning August 2005 to June 2006.
            The notes can be converted to the Company's
            common stock at $.50 per share for forty
            months from the date of issuance.                    87,620        -

         Three convertible notes payable, each for a term
            of 48 months, and each requiring quarterly
            interest payments at 12% per anum, with
            principal due at maturity beginning January
            2005 to February 2005.  The note holder will
            also be assigned 1/8 of one percent overriding
            royalty interest in certain oil and gas properties.
            The notes can be converted to the Company's
            common stock at $.50 per share at the holder's
            discretion until maturity.                           37,500        -


                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE B - NOTES PAYABLE (Continued)
                                                                 2002      2001
         Six convertible notes payable, each for a term
            of 48 months, and each requiring quarterly
            interest payments at 12% per anum, with
            principal due at maturity beginning January
            2005 to February 2005.  The note holder will
            also be assigned 1/4 of one percent overriding
            royalty interest in certain oil and gas properties.
            The notes can be converted to the Company's
            common stock at $.50 per share at the holder's
            discretion until maturity.                         150,000         -

         Note payable to a finance company with
            monthly payments of $861 including
            interest at 0% through March 2005,
            collateralized by vehicles.                         29,260         -

         Note payable to a finance company with
            monthly payments of $348 including
            interest at 8.65% through April 2007,
            collateralized by equipment.                        16,426         -
                                                              --------  --------
                                                               462,500   207,542
         Less current maturities                                40,850    46,304
                                                              --------  --------
                                                              $421,650  $161,238
                                                              ========  ========

     Aggregate maturities on notes payable and convertible notes payable are as follows:

                                  June 30, 2002               $      -  $ 46,304
                                  June 30, 2003                 40,850     6,000
                                  June 30, 2004                173,710   155,238
                                  June 30, 2005                 35,900         -
                                  June 30, 2006                206,720         -
                                  June 30, 2007                  5,320         -
                                                              --------  --------
                                                              $462,500  $207,542
                                                              ========  ========

                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

NOTE B - NOTES PAYABLE (Continued)

Repayment of principal on two of the outstanding notes payable is calculated at 20% of the gross income from certain oil and gas properties collateralizing the loans. The subject properties currently generate gross income from the sale of oil production, which has allowed the Company to reduce the principal according to the terms of the notes payable. However, the entire balance outstanding under these notes, totaling $130,456 at June 30, 2002 and $150,000 at June 30, 2001, is classified as long-term due to the uncertainty of continued production from the properties.


NOTE C - RELATED PARTY TRANSACTIONS

Frank W Cole Engineering, a sole proprietorship, operates the Company's Texas oil and gas properties. Frank W Cole, a shareholder and director of the Company owns this sole proprietorship. Frank W Cole Engineering pays the direct operating expenses and acquisition costs of these properties and in turn submits invoices to the Company for reimbursement. The following is a summary of transactions between Frank W Cole Engineering and the Company for the six months ended June 30:
                                                                2002       2001

     Oil and gas revenue - working interests                $ 101,275  $ 147,329
     Less production taxes and lease operating
         costs - working interests                             43,137     71,526
                                                            ---------  ---------
     Net income remitted to the Company                     $  58,138  $  75,803
                                                            =========  =========

     Acquisitions of property and equipment and
         work-over costs                                    $ 428,815  $ 265,988
                                                            =========  =========

     At June 30, 2002 and 2001, the Company had an account receivable balance related to oil and gas revenue and advances for workover costs from Frank W Cole Engineering of $355,664 and $182,375, respectively.

     During the six months ended June 30, 2002, the Company sold working interests in its oil and gas properties totaling $460,400 to various minority shareholders.

     During 1999, the Company issued stock to one of its shareholders in exchange for a note receivable in the amount of $25,000. The note accrues interest at eight percent per annum. Principal and interest are due on January 1, 2003. The entire balance remained outstanding as of June 30, 2002.

                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE D - INCOME TAXES

     The Company follows Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which requires the establishment of a deferred tax asset and liability for the recognition of future deductions or taxable amounts and operating loss and tax credit carry forwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

     The provision for the six months ended June 30, 2001, totals $7,680. At June 30, 2001, the Company recorded federal income taxes payable in the amount of $6,780. The Company had no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes.

     At December 31, 2001, the Company recorded a deferred tax liability in the amount of $50,129, net of a deferred tax asset in the amount of $46,177. During the six months ended June 30, 2002, the Company had differences between its financial statement carrying amounts and their respective tax basis that increased the net deferred tax liability by $25,000. At June 30, 2002, the Company recorded a deferred tax liability in the amount of $75,129, net of a deferred tax asset in the amount of $46,177.

     Due to the possibility of significant differences between financial statement and tax treatment, the Company's future effective provision for income tax may be higher than what would be expected if the federal statutory rate were applied to the income from continuing operations primarily because of expenses that are deductible for tax purposes not deductible for financial statement purposes, gain recognized on the disposition of oil and gas properties not recognized for financial statement purposes, and the excess of financial statement depletion over tax depletion. At June 30, 2002, the Company recorded a provision for income tax in the amount of $25,000.

     At June 30, 2002, the Company has $133,768 of unused net operating losses available to be carried forward and applied against future taxable income, such net operating losses expire in various years from 2019 to 2021.


                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE E - COMMITMENTS AND CONTINGENCIES

     The exploration, development, and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control, which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

     On May 1, 2002, the Company entered into an operating lease for office space. The agreement provides for a base monthly rental of $1,383 through April 30, 2003. The lease agreement calls for additional monthly rent based upon the amount of other executive suite services provided by the lessor. The Company expects to renew the lease in the normal course of business. Future minimum rental payments through April 30, 2003, are $13,830. Rental expense totaled $22,179 and $7,790 for the six months ended June 30, 2002 and 2001, respectively.


NOTE F - STOCK OPTIONS

     The Company's directors have been issued stock options which allow them to purchase up to 200,000 shares of the Company's restricted common stock at $.20 per share. These options expire on June 1, 2004.

     The Company issued stock options to an individual allowing the purchase of up to 500,000 shares of the Company's restricted common stock at $.25 per share. These options expire on April 1, 2005.


NOTE G - MAJOR CUSTOMERS

     For the six months ended June 30, 2001, two customers accounted for 100% of the Company's oil and gas sales.

     For the six months ended June 30, 2002, three customers accounted for 100% of the Company's oil and gas sales.




                                   (Continued)

                                 ENERGYTEC, INC.
        Notes to Unaudited Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE H - INVESTMENT

     During 2001, the Company purchased 100,000 shares of restricted stock in an unrelated company. Due to the lack of marketability of restricted stock, the investment is accounted for at cost until the restriction is removed.

                                TABLE OF CONTENTS


--------------------------------------------------------------------------------


                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                57

CONSOLIDATED FINANCIAL STATEMENTS
  Balance Sheets                                                            58
  Statements of Income                                                      60
  Statement of Changes in Shareholders' Equity                              61
  Statements of Cash Flows                                                  62
  Notes to Consolidated Financial Statements                                64
  Supplemental Information                                                  75

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

To the Board of Directors and Shareholders
Energytec, Inc.

We have audited the accompanying consolidated balance sheets of Energytec, Inc. (a Nevada corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Energytec, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for the years ended December 31, 2001 and 2000, in conformity with U.S. generally accepted accounting principles.



/s/ Hutton, Patterson & Company


June 4, 2002
Dallas, Texas

                              ENERGYTEC, INC.
                        Consolidated Balance Sheets
                        December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                  ASSETS
                                                         2001             2000
CURRENT ASSETS

  Cash                                                $   62,610      $   26,299
  Accounts receivable, related party                     137,069         153,646
  Accounts receivable, other                              13,969         220,072
  Accrued interest                                         4,147           2,147
  Inventory                                               16,515          16,515
  Notes receivable                                         1,729           1,729
  Notes receivable, shareholder                           25,000          25,000
                                                      ----------      ----------


       TOTAL CURRENT ASSETS                              261,039         445,408
                                                      ----------      ----------

PROPERTY AND EQUIPMENT
  Oil and gas properties, proved                       2,384,621       1,942,079
  Oil and gas properties, unproved                       239,183         191,329
  Well service equipment                                 177,788         120,263
  Office equipment                                         1,533           1,533
  Automobile                                              25,062          25,062
                                                      ----------      ----------
                                                       2,828,187       2,280,266
  Less accumulated depreciation, depletion
       and amortization                                  115,568          54,363
                                                      ----------      ----------

       NET PROPERTY AND EQUIPMENT                      2,712,619       2,225,903
                                                      ----------      ----------
OTHER ASSETS
  Investment, at cost                                     10,000               -
                                                      ----------      ----------
                                                      $2,983,658      $2,671,311
                                                      ==========      ==========



                                   (Continued)

                              ENERGYTEC, INC.
                  Consolidated Balance Sheets (Continued)
                         December 31, 2001 and 2000

--------------------------------------------------------------------------------

                    LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             2001         2000
CURRENT LIABILITIES

      Accounts payable, trade                            $   99,697    $     435
      Accounts payable, related party                             -        8,000
      Accounts payable, other                               145,741      230,416
      Payroll taxes payable                                   7,358        9,679
      Accrued interest                                        3,939        7,600
      Accrued franchise taxes                                10,504        6,301
      Federal income taxes payable                                         6,785
      Notes payable, current maturities                      35,702       46,889
                                                         ----------   ----------

            TOTAL CURRENT LIABILITIES                       302,941      316,105
                                                         ----------   ----------
LONG-TERM LIABILITIES
      Notes payable, net of current maturities              179,373      163,653
      Deferred tax liability, (net of deferred
            tax asset of $46,177)                            50,129            -
                                                         ----------   ----------

            TOTAL LONG-TERM LIABILITIES                     229,502      163,653
                                                         ----------   ----------

            TOTAL LIABILITIES                               532,443      479,758
                                                         ----------   ----------
SHAREHOLDERS' EQUITY
      Preferred stock (10,000,000 shares authorized, none
            issued and outstanding, $.001 par)                    -            -
      Common stock (50,000,000 shares authorized,
            37,248,367 and 35,310,226, respectively,
            issued and outstanding, $.001 par)               37,248       35,310
      Additional paid-in capital                          2,320,522    2,121,980
      Retained earnings                                      93,445       34,263
                                                         ----------   ----------

            TOTAL SHAREHOLDERS' EQUITY                    2,451,215    2,191,553
                                                         ----------   ----------

                                                         $2,983,658   $2,671,311
                                                         ==========   ==========

                   The accompanying notes are an integral part of these consolidated financial statements.

                                ENERGYTEC, INC.
                       Consolidated Statements of Income
                For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                                                2001      2000
REVENUES
  Oil and gas revenue                                         $222,989  $124,759
  Well service revenue                                         551,365   241,400
  Interest income                                                2,000     2,447
  Miscellaneous income                                          92,067    77,858
                                                              --------  --------

   TOTAL REVENUES                                              868,421   446,464
                                                              --------  --------
EXPENSES
  Oil and gas expenses
   Lease operating                                             107,842    71,696
   Production taxes                                              9,900     6,573
   Royalties                                                               6,582
  Well service
  expenses                                                     380,475    87,930
  Depreciation, depletion and amortization                      61,205    42,743
  Interest expense                                              22,520    11,025
  General and administrative expenses                          183,404   144,701
                                                              --------  --------

   TOTAL EXPENSES                                              765,346   371,250
                                                              --------  --------

NET INCOME BEFORE PROVISION FOR INCOME TAXES                   103,075    75,214

PROVISION FOR INCOME TAXES                                      43,893     6,236
                                                              --------  --------

NET INCOME                                                    $ 59,182  $ 68,978
                                                              ========  ========
EARNINGS PER SHARE
  Basic                                                       $  0.002  $  0.002
                                                              ========  ========
  Diluted                                                     $  0.002  $      -
                                                              ========  ========


                   The accompanying notes are an integral part of these consolidated financial statements.

                                 ENERGYTEC, INC.
            Consolidated Statement of Changes in Shareholders' Equity
                 For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------------------------------------------------------------------------


                                                       Preferred     Common     Additional
                                            Number    Stock $.001  Stock $.001    Paid-In   Treasury  Retained
                                          of Shares    Par Value    Par Value     Capital    Stock    Earnings     Total
                                         ----------  ------------  -----------  ----------  --------  --------  ----------
BALANCE, December 31, 1999
   (RESTATED NOTE H)                     27,273,919  $          -  $    27,274  $1,326,385  $      -  $(34,715) $1,318,944
Capital stock issued for cash             6,332,500             -        6,333     626,918         -         -     633,251
Capital stock, issued for assets          1,208,350             -        1,208     119,627         -         -     120,835
Capital stock issued for various
   services                                 245,457             -          245      24,300         -         -      24,545
Capital stock issued for note
   receivable                               250,000             -          250      24,750         -         -      25,000
Net income                                        -             -            -           -         -    68,978      68,978
                                         ----------  ------------  -----------  ----------  --------  --------  ----------

BALANCE, December 31, 2000               35,310,226  $          -  $    35,310  $2,121,980  $      -  $ 34,263  $2,191,553

Capital stock issued for cash             1,261,001             -        1,261     131,505         -         -     132,766
Capital stock issued for assets             677,140             -          677      67,037         -         -      67,714
Treasury stock purchased for cash          (333,333)            -            -           -   (33,333)        -     (33,333)
Treasury stock issued for cash              333,333             -            -           -    33,333         -      33,333
Net income                                        -             -            -           -         -    59,182      59,182
                                         ----------  ------------  -----------  ----------  --------  --------  ----------
BALANCE, December 31, 2001               37,248,367  $          -  $    37,248  $2,320,522  $      -  $ 93,445  $2,451,215


                   The accompanying notes are an integral part of these consolidated financial statements.

                                ENERGYTEC, INC.
                     Consolidated Statements of Cash Flows
                For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                                              2001       2000
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                             $  59,182  $  68,978
    Adjustments to reconcile net income to net cash
       provided by operating activities
         Depreciation, depletion and amortization             61,205     42,743
         Services acquired with common stock                       -     24,545
         Changes in assets and liabilities
              Decrease (increase) in accounts
               receivable, related party                      16,577   (149,706)
              Decrease (increase) in accounts
               receivable, other                             206,103   (220,073)
              Increase in accrued interest                    (2,000)    (2,147)
              Increase in accounts payable, trade             99,266        315
              Decrease in accounts payable, related
               party                                          (8,000)         -
              (Decrease) increase in accounts payable,
               other                                         (84,675)   230,416
              (Decrease) increase in payroll taxes
               payable                                        (2,321)     9,679
              (Decrease) increase in accrued interest         (3,662)     7,600
              Increase in accrued franchise taxes              4,200      6,301
              (Decrease) increase in federal income
              taxes payable                                   (6,785)     6,785
              Increase in deferred tax liability              50,129          -
                                                          ----------  ---------
    Net cash flows provided by operating activities          389,219     25,436
                                                          ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment                     (904,708)  (881,781)
    Proceeds from sale of property and equipment             424,500    200,000
    Purchase of investment                                   (10,000)         -
    Net cash flows used in investing activities           ----------  ---------
                                                            (490,208)  (681,781)
                                                          ----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Payments on notes payable                                (35,603)    (5,770)
    Proceeds provided from borrowings on notes payable        40,137     40,000
    Proceeds provided from sale of common stock              132,766    633,251
    Payments for purchase of treasury stock                  (33,333)         -
    Proceeds provided from sale of treasury stock             33,333          -
                                                          ----------  ---------
    Net cash flows provided by financing activities          137,300    667,481
                                                          ----------  ---------

NET INCREASE IN CASH                                          36,311     11,136

CASH, beginning                                               26,299     15,163
                                                          ----------  ---------

CASH, ending                                                  62,610     26,299
                                                          ==========  ==========

                                   (Continued)

                                ENERGYTEC, INC.
               Consolidated Statements of Cash Flows (Continued)
                For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

      Cash paid for interest                              $   26,182  $    3,425
                                                          ==========  ==========

SUPPLEMENTAL DISCLOSURE OF NONCASH
      INVESTING ACTIVITIES
            Capital stock issued for  acquisition
              of assets                                   $   67,714  $  120,835
                                                          ==========  ==========
            Capital stock issued for services             $        -  $   25,545
                                                          ==========  ==========
            Capital stock issued for note receivable      $        -  $   25,000
                                                          ==========  ==========
            Like kind exchange of assets                  $        -  $   13,929
                                                          ==========  ==========














                   The accompanying notes are an integral part of these consolidated financial statements.

                                 ENERGYTEC, INC.
                   Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     Organization

     Energytec.com, Inc. (the Company), a Nevada corporation, was incorporated on July 15, 1999. Effective January 2, 2002, the Company changed its name to Energytec, Inc.

     Effective August 31, 1999, the Company entered into an agreement with Comanche Energy, Inc. to acquire certain properties, equipment, and 100% of the outstanding stock of Comanche Well Service Corporation in a spin-off transaction.

     Business Activity

     The Company is principally engaged in the production of oil and gas. The Company owns working interests in oil and gas properties located in the southern and northern mid-continent region, which includes Texas, Wyoming, and Kansas. The Company's wholly owned subsidiary, Comanche Well Service Corporation, provides contract drilling and well operation services.

     Estimates and Assumptions

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Comanche Well Service Corporation. The results of operations for the years ended December 31, 2001 and 2000, are included for Comanche Well Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents

     The Company considers certificate of deposits and other investments with original maturities of less than three months to be cash equivalents. The Company held no cash equivalents at December 31, 2001 or 2000..

     Inventory

     Inventory is carried at the lower of cost or market, with cost determined principally by the average cost method.

                                   (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Oil and Gas Properties

     The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

     All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. Amortization for the years ended December 31, 2001 and 2000, totaled $26,699 and $14,174, respectively. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

     In addition, the capitalized costs are subject to a "ceiling test" which basically limits such costs to the aggregate of the "estimated present value" discounted at a ten percent rate of future net revenues from proved reserves, based on current economic and operating conditions, plus lower of cost or fair market value of unproved reserves. At December 31, 2001 and 2000, the Company was not required to make any adjustments based on the results of the "ceiling test".

     Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income. During the years ended December 31, 2001 and 2000, the Company reduced the full-cost pool by $424,500 and $200,000, respectively received for the sale of minerals in place.

     Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

     Property, Plant, and Equipment

     Well service equipment and other depreciable assets are stated at cost. The cost of maintenance and repairs is charged to expense as incurred;
     significant renewals and betterments are capitalized. Depreciation is computed using an accelerated method over the estimated useful lives ranging from five to seven years. Depreciation expense for the years ended December 31, 2001 and 2000, was $34,506 and $28,569, respectively.

                                   (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Impairment of Long-Lived Assets

     The Company accounts for its long-lived assets, excluding oil and gas properties, under the provisions of SFAS No. 121, which requires the Company to review its long-lived assets to determine if the carrying amounts of its long-lived assets are recoverable. If the carrying amount is not recoverable, an impairment loss is recognized. Oil and gas properties are accounted for under the full-cost method of accounting as previously disclosed.

     Revenue Recognition

     The Company recognizes revenue associated with sales of crude oil and natural gas. Such revenue is recorded when title passes to the customer. Revenues from the production of properties in which the Company has an interest with other producers are recognized on the basis of the Company's net working interest. The Company recognizes revenue associated with the workover and rehabilitation of oil and gas properties. Revenues from the workover and rehabilitation of oil and gas properties are recognized when the Company bills the operator or the oil and gas properties.

     Allowance for Doubtful Accounts

     Due to the nature of the industry, the Company does not currently carry a balance in allowance for doubtful accounts.

     Earnings Per Share

     Basic earnings per share was calculated by dividing net income applicable to common stock for the years ended December 31, 2001 and 2000, by the weighted average number of common shares outstanding during the years ended December 31, 2001 and 2000.

     During the year ended December 31, 2001, the Company issued eight convertible notes at 12% interest per annum which can be converted to shares of the Company's common stock at $.50 per share. Diluted earnings per share is calculated by dividing the net income applicable to common stock plus the note interest savings upon conversion by the weighted average number of common stock outstanding for the year ended December 31, 2001, plus the convertible shares of common stock.

     Recently Issued Accounting Standards

     The Company has no knowledge of any recently issued accounting standards that will impact the Company when adopted in future periods.

                                   (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Federal Income Taxes

     The Company accounts for federal income taxes under the provisions of SFAS No. 109 which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the recognition of future tax benefits, such as net operating loss carryforwards, are required to the extent that realization of such benefits are more likely than not.

NOTE B - NOTES PAYABLE

     Notes payable consisted of the following at December 31:

                                                                  2001    2000
         Note payable to a bank with monthly
            payments of $654.27 including
            interest at 8.9% through December 2003,
            collateralized by vehicles                          $14,238  $20,542

         Note payable to a trust with monthly
            interest payments at 12% per annum, principal
            due September 2002                                    6,735        -

         Note payable to an individual with monthly
            interest payments at 12% per annum, principal
            due March 2002                                        6,667        -

         Note payable to an individual with monthly
            interest payments at 12% per annum, principal
            due September 2002                                    6,735        -

         Note payable to a trust with monthly interest
            payments at 12%, principal due September 2001             -   40,000

         Two convertible notes payable to an
            Individual, each requiring monthly interest
            payments at 12% per annum, and
            monthly principal payments of $119.00
            due six months from the date of
            issuance through August 2005.  The
            note can be converted to the Company's
            common stock at $.50 per share for
            forty months from the date of issuance               10,000        -

                                  (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE B - NOTES PAYABLE (Continued)

         Two convertible notes payable to an
            individual, each requiring monthly interest
            payments at 12% per annum, and
            monthly principal payments of $119.00
            due six months from the date of
            issuance through September 2005.  The
            note can be converted to the Company's
            common stock at $.50 per share for
            forty months from the date of issuance.              10,000        -

         Two convertible notes payable to an
            individual, each requiring monthly interest
            payments at 12% per annum, and
            monthly principal payments of $119.00
            due six months from the date of
            issuance through September 2005.  The
            note can be converted to the Company's
            common stock at $.50 per share for
            forty months from the date of issuance.              10,000        -

         Two convertible notes payable to an
            individual, each requiring monthly interest
            payments at 12% per annum, and
            monthly principal payments of $119.00
            due six months from the date of
            issuance through December 2005.  The
            note can be converted to the Company's
            common stock at $.50 per share for
            forty months from the date of issuance.              10,000        -

         Note payable to a trust with monthly
            payments of 20% of the gross income
            from certain oil and gas properties including
            interest at 12% per annum, the remaining principal
            is due on September 1, 2003, collateralized
            by certain oil and gas properties.                   99,214  100,000




                                  (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE B - NOTES PAYABLE (Continued)

         Note payable to a trust with monthly
            payments of 20% of the gross income
            from certain oil and gas properties including
            interest at 12% per annum, the remaining principal is
            due on September 1, 2003, collateralized
            by certain oil and gas properties                41,486       50,000
                                                          ---------    ---------
                                                            215,075      210,542
         Less current maturities                             35,702       46,889
                                                          ---------    ---------
                                                          $ 179,373    $ 163,653
                                                          =========    =========
         Aggregate maturities on long-term debt for the next four years are as follows:

                                  2002                    $  35,702
                                  2003                      158,889
                                  2004                       11,424
                                  2005                        9,060
                                                          ---------
                                  Total                   $ 215,075
                                                          =========

     Repayment of principal on two of the outstanding loans is calculated at 20% of the gross income from the oil and gas properties collateralizing the loans. For the year ended December 31, 2000, there was no reduction in principal on these loans because the properties had no production. For the year ended December 31, 2001, there was a reduction in principal on these loans because the properties had production. However, the entire balance outstanding under these notes at December 31, 2001 and 2000, totaling $140,700 and $150,000, respectively, is classified as long-term due to the uncertainty of continued production from these properties.

NOTE C - RELATED PARTY TRANSACTIONS

     Frank W Cole Engineering, a sole proprietorship, operates the Company's Texas oil and gas properties. Frank W Cole, a shareholder and director of the Company owns this sole proprietorship. Frank W Cole Engineering pays the direct operating expenses and acquisition costs of these properties and in turn submits invoices to the Company for reimbursement. The following is a summary of transactions between Frank W Cole Engineering and the Company for the years ended December 31, 2001 and 2000:


                                                              2001        2000
     Oil and gas revenue - working interests               $ 222,989  $ 124,759
     Less production taxes and lease operating costs -
       working interests                                     115,225     27,230
                                                           ---------  ---------
     Net income remitted to the Company                    $ 107,764  $  97,529
                                                           =========  =========
     Acquisitions of property and equipment and
       work-over costs                                     $ 687,579  $ 471,831
                                                           =========  =========

                                  (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

--------------------------------------------------------------------------------

NOTE C - RELATED PARTY TRANSACTIONS (Continued)

     At  December  31,  2001 and 2000,  the  Company  had an account  receivable
     balance  from  Frank  W  Cole   Engineering   of  $137,069  and   $153,646,
     respectively.

     During the year ended December 31, 2001, the Company sold working interests in its oil and gas properties totaling $322,000 to various shareholders.

     F. Warren Cole, shareholder, supervises the operations of Comanche Well Service Corporation. At December 31, 2000, the Company had an account payable to F. Warren Cole in the amount of $8,000 for consulting services.

     During the year ending December 31, 2000, the Company issued stock to one of its shareholders in exchange for a note receivable in the amount of $25,000. The note accrues interest at eight percent per annum. Principal and interest are due on January 1, 2003. At December 31, 2001 and 2000, the entire balance remained outstanding.

NOTE D - INCOME TAXES

     The Company follows Statement of Financial Accounting Standards (SFAAS) No. 109 "Accounting for Income Taxes," which requires the establishment of a deferred tax asset and liability for the recognition of future deductions or taxable amounts and operating loss and tax credit carryforwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized.

     At December 31, 1999, the Company had a net operating loss available to be carried forward totaling $34,454. The Company recorded a deferred tax asset of $5,168 related to the carryforward and provided a valuation allowance for the full amount of the asset. During the year ended December 31, 2000, the Company recorded income for tax purposes totaling $76,024. The entire net operating loss carryforward was utilized resulting in net taxable income of $41,570 at December 31, 2000. The deferred tax asset and related valuation allowance were reduced to zero. The provision for federal and state income taxes for the year ending December 31, 2000, totals $6,236 and $6,301, respectively. At December 31, 2000, the Company recorded federal income tax payable in the amount of $6,785, which included penalties and interest in the amount of $549. The Company had no significant temporary differences between financial statement carrying amounts and their respective tax basis resulting in deferred taxes at December 31, 2000.


                                   (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

NOTE D - INCOME TAXES (Continued)

     The following temporary differences gave rise to the deferred tax asset and liability at December 31, 2001:

                        Deferred tax asset:
                        Balance, December 31, 2000                     $      -
                        Effect of current year net
                           operating loss carryforward                   46,177
                        Valuation allowance                                   -
                                                                       ---------
                        Net deferred tax asset                           46,177
                                                                       ---------
                        Deferred tax liability:
                        Balance, December 31, 2000                            -
                        Effect of excess of financial statement
                           depletion over tax depletion                   3,433
                        Effect of gain recognized on disposition
                           of oil and gas properties for tax
                           purposes not recognized for
                           financial statement purposes                  44,913
                        Effect of intangible drilling costs
                           expensed for tax purposes which
                           were capitalized for financial
                           statement purposes                          (130,518)
                        Effect of change in the prior year
                           tax estimates                                (14,134)
                                                                       ---------
                        Gross deferred tax liability                    (96,306)
                                                                       ---------
                        Net deferred tax liability                     $(50,129)
                                                                       =========

     The Company's effective provision for income tax is higher than what would be expected if the federal statutory rate were applied to the income from continuing operations primarily because of expenses that are deductible for tax purposes not deductible for financial statement purposes, gain recognized on the disposition of oil and gas properties not recognized for financial statement purposes, excess of financial statement depletion over tax depletion, and the effect of a change in the prior year tax estimates. The following is a reconciliation of the provision for income tax at December 31, 2001:

                        Tax on income from
                           continuing operations                       $ 15,745
                        Utilization of prior year
                           net operating losses                         (15,745)

                                   (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

NOTE D - INCOME TAXES (Continued)

                        Effect of current year net
                           operating loss carryforward                  (46,177)
                        Effect of excess of financial statement
                           depletion over tax depletion                  (3,433)
                        Effect of gain recognized on disposition
                           of oil and gas properties for tax
                           purposes not recognized for
                           financial statement purposes                 (44,913)

                        Effect of intangible drilling costs
                           expensed for tax purposes which
                           were capitalized for financial
                           statement purposes                           130,518
                        Effect of change in the prior year
                           tax estimates                                  7,898
                                                                       ---------
                        Provision for income taxes                     $ 43,893
                                                                       =========

     At December 31, 2001, the Company has $291,843 of unused net operating losses available to be carried forward and applied against future taxable income, such net operating losses expire in various years from 2019 to 2021.

NOTE E -COMMITMENTS AND CONTINGENCIES

     The exploration, development, and production of oil and gas is subject to various federal and state laws and regulations to protect the environment. Various state and governmental agencies are considering or have adopted laws and regulations regarding environmental control, which could adversely affect the business of the Company. Compliance with such legislation and regulations, together with penalties resulting from noncompliance therewith, will increase the cost of oil and gas development and production. Some of these costs may ultimately be borne by the Company.

     On November 1, 2001, the Company entered into an operating lease for office space. The agreement provided for a base monthly rental of $1,383 through April 30, 2002. The lease agreement calls for additional monthly rent based upon the amount of other executive suite services provided by the lessor. The Company expects to renew the lease in the normal course of business. Future minimum rental payments through April 30, 2002, are $5,332. Rental expense totaled $34,998 and $26,778 for the years ended December 31, 2001 and 2000, respectively.

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

NOTE F - MAJOR CUSTOMERS

     For the year ended December 31, 2000, two customers accounted for 53% and 41% of the Company's oil and gas sales, respectively.

     For the year ended December 31, 2001, two customers accounted for 66% and 34% of the Company's oil and gas sales, respectively.

NOTE G - INVESTMENT

     During the year ended  December 31,  2001,  the Company  purchased  100,000 shares of restricted stock in an unrelated company. Due to the lack of marketability of restricted stock, the investment is accounted for at cost until the restriction is removed.

NOTE H - RESTATEMENTS

     During the period from inception, July 15, 1999, through December 31, 1999, the Company recorded the issuance of 19,254,589 shares of its common stock for the acquisition of assets spun-off from Comanche Energy, Inc. Subsequent to the release of the audited financial statements for that period, it was discovered that the total shares issued for the acquisition were 23,966,919, a variance of 4,712,330 shares. The assets acquired were valued at their historical costs basis, therefore, the total value of the stock issued was not affected. However, common stock and additional paid-in capital as of December 31, 1999, have been restated in the accompany statement of changes in shareholders' equity to properly reflect par value of the additional shares issued. The previously issued audited financial statements dated April 6, 2000, have also been restated to reflect the issuance of the additional shares.

NOTE I -  SUBSEQUENT EVENTS

     Subsequent to December 31, 2001, the Company entered into an agreement to purchase various oil and gas leases for $70,000 along with future production payments totaling $1,000,000. The agreement states that the production payments will be paid out of 7.5% of the gross revenues of the leases. The Company is not liable for the production payment unless the Company has production from these leases. Even if there is no production from any of the leases, the Company retains title to the leases.

     The Company also entered into an agreement to purchase a 45% working interest in various oil and gas leases for $250,000. These oil and gas leases are located in a Wyoming field where the Company also owns the remaining 55% working interest.

                                  (Continued)

                                 ENERGYTEC, INC.
             Notes to Consolidated Financial Statements (Continued)

NOTE I -  SUBSEQUENT EVENTS (Continued)

     Subsequent to December 31, 2001, the Company entered into an agreement to purchase both proved and unproved oil and gas leases valued at $259,378 and $340,000 respectively, fixed assets and inventory valued at $243,000. In exchange for these assets, the Company expects to issue 1,500,000 shares of its restricted common stock along with cash in the amount of $50,000 and a note payable in the amount of $39,000.

     The Company also issued stock options to an individual allowing the individual to purchase up to 500,000 shares of the Company's restricted common stock at $.25 per share. These options will expire on April 1, 2005. The Company also issued stock options to each of the Company's directors allowing the directors to purchase up to 200,000 shares of the Company's restricted common stock at $.20 per share. These options will expire on June 1, 2004.

                            SUPPLEMENTAL INFORMATION

                          INDEPENDENT AUDITORS' REPORT
                           ON SUPPLEMENTAL INFORMATION

--------------------------------------------------------------------------------

To the Board of Directors and Shareholders
Energytec, Inc.

The supplemental information related to oil and gas producing activities, reserves, and the standardized measure of discounted future net cash flows on pages 20 through 22 is not a required part of the basic financial statements of Energytec, Inc., but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplemental information. However, we did not audit the information and express no opinion on it.









June 4, 2002
Dallas, Texas

                                ENERGYTEC, INC.
                     Supplemental Information (Unaudited)
                For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                                              2001       2000
                                                          ----------  ----------

Activities at December 31, 2001 and 2000

            Unproved oil and gas properties               $  239,183  $  191,328
            Proved oil and gas properties                  2,384,621   1,942,079
            Support equipment and facilities                 177,788     120,263
                                                          ----------  ----------
                                                           2,801,592   2,253,670
     Less accumulated depreciation, depletion,
            amortization and impairment                       96,663      40,564
                                                          ----------  ----------
                      Net capitalized costs               $2,704,929  $2,213,106
                                                          ==========  ==========

For the Years Ended December 31, 2001 and 2000

     Property acquisition costs
            Proved                                        $   93,715  $  300,000
            Unproved                                      $   78,267  $   40,883
            Exploration costs                             $        -  $        -
            Development costs                             $  735,034  $  752,915
            Amortization rate per equivalent barrel of
               production                                    0.01131     0.00731

For the Years Ended December 31, 2001 and 2000

            Oil and gas sales                                222,989     124,759
            Production costs                                 117,742      84,851
            Depreciation, depletion and amortization          26,699      14,174
                                                          ----------  ----------
                                                              78,548      25,734
     Income tax expense                                       11,782       3,860
                                                          ----------  ----------
     Results of operations for oil and gas producing
        activities (excluding corporate overhead and
        financing costs)                                  $   66,766  $   21,874
                                                          ==========  ==========

                                   (Continued)

                                 ENERGYTEC, INC.
                 Supplemental Information (Unaudited)(Continued)
                 For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------


Reserve Information

The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flows are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of ten percent a year to reflect the estimated timing of the future cash flows.

                                                   2001                 2000
                                                   TOTAL                TOTAL
                                           --------------------  -------------------
                                           Oil (Bbls) Gas (Mcf)  Oil (Bbls) Gas(Mcf)
                                           ---------- ---------  ---------- --------
Proved Developed and Undeveloped Reserves
      Beginning of year                       744,372         -     240,647        -
      Revisions of previous estimates         306,269         -     417,820        -
      Improved recovery                             -         -           -        -
      Purchases of minerals in place          101,271         -     274,029        -
      Extensions and discoveries                    -         -           -        -
      Production                              (12,624)        -      (5,438)       -
      Sales of minerals in place              (23,082)        -    (182,686)       -
                                           ---------- ---------  ---------- --------
      End of year                           1,116,206         -     744,572        -
                                           ========== =========  ========== ========
Proved Developed Reserves
      Beginning of year                       744,372         -     240,647        -
                                           ========== =========  ========== ========
      End of year                           1,116,206         -     744,372        -
                                           ========== =========  ========== ========

                                   (Continued)

                                ENERGYTEC, INC.
               Supplemental Information (Unaudited) (Continued)
                For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                                           2001         2000
                                                       -----------  ------------
Standardized Measure of Discounted Future
  Net Cash Flows at December 31, 2001 and 2000
    Future cash inflows                                $15,147,776  $18,028,690
    Future production costs                             (5,531,231)  (5,288,219)
    Future development costs                              (907,400)     (83,700)
    Future income tax expenses                          (3,048,201)  (4,429,870)
                                                       ------------ ------------
                                                         5,660,944    8,226,901
    Future net cash flows
     10% annual discount for estimated timing of
       cash flows                                       (1,355,185)  (1,969,455)
                                                       ------------ ------------
Standardized measures of discounted future net
  cash flows relating to proved oil and gas reserves     4,305,759    6,257,446
                                                       ============ ============

The following reconciles the change in the standardized measure of discounted future net cash flows for the years ended December 31, 2001 and 2000

                                                           2001         2000
                                                       ------------ ------------

    Beginning balance, January 1, 2001 and 2000        $ 6,257,446  $ 1,095,510
    Sales of oil and gas produced, net of production
      costs                                               (105,247)     (39,908)
    Development costs incurred during the year which
      were previously estimated                                  -            -
    Net change in estimated future development costs      (823,700)      83,700
    Revisions of previous quantity estimates            (1,567,544)   9,567,858
    Net change from purchases and sales of minerals
      in place                                            (330,785)     829,261
    Accretion of discount                                  269,471   (1,624,656)
    Net change in income taxes                             606,118   (3,654,319)
    Other                                                        -            -
                                                       ------------ ------------

    Ending balance, December 31, 2001 and 2000         $ 4,305,759  $ 6,257,446
                                                       ============ ============


                        See Independent auditors' report
                          on supplemental information.